CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2008 and 2007

(Expressed in Canadian Dollars, unless otherwise stated)

Management’s Report on Internal Control over Financial Reporting

The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2008. In making this assessment, the company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has excluded GBG Rusaf Gold Limited and its subsidiaries which were acquired in an asset acquisition during 2008, from its assessment of internal control over financial reporting as at December 31, 2008. GBG Rusaf Gold represents total assets of $1.6 million and net loss of $8 million of Great Basin Gold Ltd’s consolidated financial statements as at and for the year ended December 31, 2008.

During the 2008 fiscal year, no changes occurred in the Company’s internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based upon this assessment, management concluded that the company’s internal control over financial reporting was effective as at December 31, 2008.

The effectiveness of the company’s internal control over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

/s/ Ferdinand Dippenaar	/s/ Lou van Vuuren
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

March 23, 2009

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Great Basin Gold Limited

We have completed integrated audits of Great Basin Gold Limited’s (the “Company”) 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Great Basin Gold Limited as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Great Basin Gold Limited’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Report on Internal Control over Financial reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded GBG Rusaf Gold Limited and its subsidiaries from its assessment of internal control over financial reporting as at December 31, 2008 because it was acquired by the Company during 2008. We have also excluded GBG Rusaf Gold Limited and its subsidiaries from our audit of internal control over financial reporting. GBG Rusaf Gold Limited is a wholly owned subsidiary of the Company whose total assets and net loss represent $1.6 million and $8 million, respectively, of the Company’s consolidated financial statement amounts as at and for the year ended December 31, 2008.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
March 23, 2009

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		December 31	December 31
	Note	2008	2007
Assets

Current assets
Cash and cash equivalents	6	$33,549,118	$78,362,954
Restricted cash	25(b)	4,064,100	–
Amounts receivable	7	4,940,950	3,737,903
Inventory	8	8,246,093	199,185
Due from related parties	18	23,174	408,638
Held-for-trading financial instruments	9	79,960	833,000
Other receivable	10	912,900	–
Prepaid expenses	11	890,183	811,208
		52,706,478	84,352,888
Property, plant and equipment	12	48,849,185	14,295,727
Reclamation deposits	13	2,886,539	1,720,456
Available-for-sale financial instruments	14	899,624	3,326,084
Investments in associate	15	–	7,203,973
Mineral property interests	16	259,858,656	218,413,930
Total Assets		$365,200,482	$329,313,058

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	17	$26,276,562	$6,099,246
Due to related parties	18	252,854	22,098
Current portion of long term borrowings	19(c)	916,745	–
		27,446,161	6,121,344

Long term borrowings	19	62,060,594	–
Future income taxes	20	14,747,392	33,983,164
Site reclamation obligations	21	3,738,380	1,416,964
		80,546,366	35,400,128
Shareholders' equity
Share capital	22(a)	428,656,646	390,139,711
Warrants	22(c)	24,005,896	17,934,934
Contributed surplus	22(d)	21,599,521	11,509,102
Deficit		(217,267,111)	(132,395,033)
Accumulated other comprehensive income		213,003	602,872
		257,207,955	287,791,586

Total Liabilities and Shareholders' Equity		$365,200,482	$329,313,058

Nature of operations	1
Segment disclosure	24
Contingencies and commitments	25; 16
Subsequent events	26

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen

Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Years ended December 31
	Note	2008	2007

Revenue		$24,716,323	$–

(Expenses) income
Production cost		(18,177,231)	–
Depletion charge		(6,344,218)	–
Exploration expenses (see schedule)		(23,902,737)	(13,091,773)
Pre-development expenses (see schedule)		(62,597,563)	(30,128,319)
Accretion of reclamation obligation		(31,722)	(37,466)
Conference and travel		(1,607,065)	(1,474,495)
Foreign exchange loss		(2,737,378)	(2,532,752)
Legal, accounting, and audit		(1,759,612)	(1,235,634)
Office and administration		(7,396,242)	(4,098,435)
Other income		176,877	2,728,886
Salaries and compensation
Salaries and wages		(6,844,782)	(7,923,752)
Stock-based compensation		(9,082,504)	(4,458,015)
Shareholder communications		(698,978)	(431,526)
Trust and filing		(664,131)	(359,877)
Loss before the undernoted and income taxes		(116,950,963)	(63,043,158)
Fair value of financial instruments held-for-trading	9	15,820	937,365
Gain on sale of assets		173,490	992,684
Transaction cost		(18,768)	–
Interest expense		(1,273,694)	–
Interest income		2,357,564	3,692,550
Loss from associate	15	(351,446)	(796,027)
Unrealized loss on held-for-trading financial instruments	9	(768,860)	(104,365)
Loss before income taxes		(116,816,857)	(58,320,951)
Future income tax recovery	20	31,944,779	7,153,285
Loss for the year		$(84,872,078)	$(51,167,666)

Other comprehensive (loss) income
Unrealized (loss) gain on available-for-sale financial instruments	14	(2,701,263)	538,061
Unrealized gain on foreign exchange translation of self-sustaining		2,311,394	–
foreign operations
Other comprehensive (loss) income		$(389,869)	$538,061

Total comprehensive loss for the year		$(85,261,947)	$(50,629,605)

Basic and diluted loss per share		$(0.40)	$(0.31)

Weighted average number of common shares outstanding		211,282,760	166,098,884

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

		Year ended		Year ended
	Note	December 31, 2008		December 31, 2007

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the year		203,395,902	$390,139,711	113,411,713	$201,457,592
Fair value of options exercised		–	2,076,452	–	2,005,064
Fair value of warrants exercised		–	545,894	–	688,689
Shares issued for cash, net of share issue costs		–	–	57,500,000	121,427,869
Share purchase options exercised		2,250,386	4,655,242	3,015,830	5,111,184
Shares issued for Hecla Ventures Corp., April 2007		–	–	7,930,214	19,666,931
Shares issued to Tranter Burnstone (Pty) Ltd, October 2007		–	–	19,938,650	36,323,195
Shares issued to CW Properties LLC, February 2008	22(e)	10,000	29,700	–	–
Shares issued for Rusaf Gold Limited, April 2008	22(f)	6,613,636	22,787,802	–	–
Shares issued for Rusaf Gold Limited, July 2008	22(g)	22,041	76,923	–	–
Shares issued for Puma Gold (Pty) Ltd, July 2008	22(h)	1,862,354	6,648,604	–	–
Rusaf share purchase warrants exercised, October 2008	22(d)(i)	13,333	18,409	–	–
Share purchase warrants exercised	22(c)	998,890	1,677,909	1,599,495	3,459,187
Balance at end of the year		215,166,542	$428,656,646	203,395,902	$390,139,711

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the year		31,433,202	$17,934,934	2,672,000	$1,252,000
Warrants issued pursuant to Senior Secured Notes	22(c)(iv)	18,746,000	6,616,856	–	–
Warrants issued pursuant to share issuance	22(c)(ii)	–	–	28,750,000	16,210,226
Warrants issued pursuant to Tranter transaction	22(c)(iii)	–	–	1,684,312	1,178,815
Exercised	22(c)(i)	(998,890)	(545,894)	(1,599,495)	(688,689)
Expired		–	–	(73,615)	(17,418)
Balance at end of the year		49,180,312	$24,005,896	31,433,202	$17,934,934

Contributed surplus
Balance at beginning of the year			$11,509,102		$7,863,472
Stock-based compensation	22(b)		10,411,804		5,633,276
Share purchase options exercised, credited to share capital			(2,076,452)		(2,005,064)
Rusaf share purchase options exercised, credited to share capital	22(d)(i)		(8,409)		–
Fair value of share purchase warrants expired			–		17,418
Options and warrants issued on acquisition of Rusaf Gold Limited	22(d)(i)		1,763,476		–
Balance at end of the year			$21,599,521		$11,509,102

Deficit
Balance at beginning of the year			$(132,395,033)		$(81,227,367)
Net loss for the year			(84,872,078)		(51,167,666)
Balance at end of the year			$(217,267,111)		$(132,395,033)

Accumulated other comprehensive income
Balance at beginning of the year			$602,872		$64,811
Unrealized (loss) gain on available-for-sale financial instruments	14		(2,701,263)		538,061
Accumulated unrealized gain on foreign exchange translation of			2,311,394		–
self-sustaining foreign operations
Balance at end of the year			$213,003		$602,872

TOTAL SHAREHOLDERS' EQUITY			$257,207,955		$287,791,586

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
	2008	2007

Operating activities
Loss for the year	$(84,872,078)	$(51,167,666)
Items not involving cash
Depreciation	3,100,780	1,056,497
Future income tax recovery	(31,944,779)	(7,153,285)
Gain on sale of assets	(173,490)	(992,684)
Assets written off	–	1,236
Unrealized loss on held-for-trading financial instruments	768,860	104,365
Fair value of financial instruments held-for-trading	(15,820)	(937,365)
Loss from associate	351,446	796,027
Non-cash stock-based compensation expense (note 22(b))	10,411,804	5,633,276
Provision for site reclamation cost	478,953	289,660
Unrealized foreign exchange loss (gain)	5,216,445	(961,342)
Accretion reclamation obligation	31,722	37,466
Amortization charge	18,768	–
Depletion charge	6,344,218	–
Interest accrual	1,837,874	–
Changes in non-cash operating working capital
Amounts receivable	(713,984)	(3,311,554)
Prepaid expenses	249,427	(271,217)
Inventory	(8,046,908)	(145,748)
Accounts payable and accrued liabilities	20,078,224	3,713,801
Cash used in operating activities	(76,878,538)	(53,308,533)

Investing activities
Mineral property acquisition costs	(2,690,291)	(11,727,860)
Acquire shares in Rand Mutual Assurance	(5)	(60)
Proceeds on sale of assets	471,306	994,447
Purchase of equipment	(34,552,892)	(12,978,896)
Purchase of shares in Rusaf Gold Limited	–	(8,000,000)
Purchase of Hecla Ventures Corp.	–	(50,791,500)
Transfer to restricted cash	(4,064,100)	–
Purchase of shares in Kryso Resources Plc	(274,798)	(448,503)
Reclamation deposits	(1,181,398)	(1,616,754)
Cash used in investing activities	(42,292,178)	(84,569,126)

Financing activities
Common shares issued for cash, net of issue costs	6,247,772	183,710,476
Advances received from long term borrowings	65,954,894	–
Advances to other parties	(985,000)	–
Advances from (to) related parties	616,220	(213,085)
Cash generated from financing activities	71,833,886	183,497,391

(Decrease) increase in cash and cash equivalents	(47,336,830)	45,619,732
Cash acquired through the acquisition of Puma Gold (Pty) Ltd	5,987	–
Cash acquired through the acquisition of Rusaf Gold Limited	4,494,976	–
Cash acquired through the acquisition of Hecla Ventures Corp	–	11,156
Cash and cash equivalents, beginning of year	78,362,954	33,964,436
Foreign exchange	(1,977,969)	(1,232,370)

Cash and cash equivalents, end of year	$33,549,118	$78,362,954

Refer note 23 of the notes to the consolidated financial statements for supplementary information to the cash flow statement.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2008	2007
Burnstone - Exploration
Assays and analysis		$40,817	$122,805
Depreciation		–	443,666
Drilling		2,342,178	2,427,840
Engineering		62,128	27,034
Environmental, socio-economic and land		(77,592)	12,666
Equipment rental		19,461	(21,900)
Geological		669,751	279,522
Graphics		5,596	15,727
Property fees and exploration option payments		7,749	22,907
Site activities		182,379	(17,096)
Exploration expenses before the following		3,252,467	3,313,171
Office and administration		56,895	92,612
Exploration expenses incurred during the year		3,309,362	3,405,783
Cumulative exploration expenditures, beginning of year		27,733,355	24,327,572
Cumulative exploration expenditures, end of year		31,042,717	27,733,355
Hollister - Exploration
Assays and analysis		1,348,040	425,298
Depreciation		–	612,831
Drilling		8,316,210	2,880,079
Engineering		66,888	1,170,116
Environmental, socio-economic and land		1,086,029	1,574,917
Equipment rental		–	24,350
Freight		–	47,292
Geological		(19,146)	606,237
Graphics		3,578	52,026
Property fees and exploration option payments		133,747	168,334
Site activities		281,851	794,328
Exploration expenses before the following		11,217,197	8,355,808
Office and administration		196,221	233,565
Exploration expenses incurred during the year		11,413,418	8,589,373
Cumulative exploration expenditures, beginning of year		33,781,885	25,192,512
Cumulative exploration expenditures, end of year		45,195,303	33,781,885
Rusaf Gold - Exploration
Assays and analysis		938,192	–
Depreciation		218,553	–
Drilling		2,492,273	–
Engineering		186,313	–
Environmental, socio-economic and land		13,091	–
Equipment rental		477,055	–
Freight		450,618	–
Geological		935,816	–
Graphics		16,494	–
Property fees and exploration option payments		329,373	–
Site activities		1,481,027	–
Exploration expenses before the following		7,538,805	–
Office and administration		–	–
Exploration expenses incurred, since acquisition		7,538,805	–
Cumulative exploration expenditures, beginning of year		–	–
Cumulative exploration expenditures, since acquisition	15	7,538,805	–

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2008	2007
Other - Exploration
Assays and analysis		$284,553	$100,271
Depreciation		14,459	–
Drilling		6,605	195,976
Engineering		62,721	20,109
Environmental, socio-economic and land		–	4,316
Equipment rental		139,746	46,383
Freight		141,198	14,450
Geological		473,250	273,369
Graphics		–	18,408
Property fees and exploration option payments		103,863	84,363
Site activities		384,967	253,184
Transportation		29,790	55,968
Exploration expenses before the following		1,641,152	1,066,797
Office and administration		–	29,820
Exploration expenses incurred during the year		1,641,152	1,096,617
Cumulative exploration expenditures, beginning of year		2,528,091	1,431,474
Cumulative exploration expenditures, end of year		4,169,243	2,528,091

Total exploration expenses before the following		23,649,621	12,735,776
Office and administration	22(b)	253,116	355,997
Total exploration expenses incurred during the year		23,902,737	13,091,773
Cumulative exploration expenditures, beginning of year		64,043,331	50,951,558
Cumulative exploration expenditures, end of year		$87,946,068	$64,043,331

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Expressed in Canadian Dollars)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2008	2007
Burnstone - Pre-development
Mine development
Establishment work		$193,475	$697,457
Equipment rental and services		892,541	1,047,259
Surface infrastructure		658,127	836,042
Portal construction		1,292,687	308,660
Underground access and infrastructure		5,558,031	4,000,468
Depreciation		1,144,751	–
Other cost
Access road		470,575	–
Optimisation		–	523,543
Operational cost		4,801,643	3,348,964
Long hole stoping pilot project		192,504	–
Waste rock dump		27,063	–
Metallurgical plant		–	186,837
Vertical shaft		7,778,719	508,530
Energy project		86,256	–
Permanent infrastructure - surface		582,674	–
Pre-development expenses before the following		23,679,046	11,457,760
Office and administration		414,214	320,274
Pre-development expenses incurred during the year		24,093,260	11,778,034
Cumulative pre-development expenditures, beginning of year		15,080,245	3,302,211
Cumulative pre-development expenditures, end of year		39,173,505	15,080,245

Hollister - Pre-development
Depreciation		1,673,964	–
Equipment rental and services		712,008	1,937,187
Surface infrastructure		1,880,509	2,942,261
Underground access and infrastructure development		24,562,157	6,682,426
Operational costs		9,013,695	6,289,421
Pre-development expenses before the following		37,842,333	17,851,295
Office and administration		661,970	498,990
Pre-development expenses incurred during the year		38,504,303	18,350,285
Cumulative pre-development expenditures, beginning of year		18,350,285	–
Cumulative pre-development expenditures, end of year		56,854,588	18,350,285

Total pre-development expenses before the following		61,521,379	29,309,055
Office and administration	22(b)	1,076,184	819,264
Total pre-development expenses incurred during the year		62,597,563	30,128,319
Cumulative pre-development expenditures, beginning of year		33,430,530	3,302,211
Cumulative pre-development expenditures, end of year		$96,028,093	$33,430,530

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

Great Basin Gold Ltd. (“Great Basin” or the “Company”) is incorporated under the laws of the Province of British Columbia and is a pre-production mining company engaged in the acquisition, exploration and development of precious metal deposits. The Company currently has two material projects both of which are at the test-mining stage, namely (a) the Hollister gold project, acquired in 1997, and which is located on the Carlin Trend goldfield in Nevada, USA (the “Hollister Property”) and (b) the Burnstone gold project, acquired in 2002, and which is located in the Witwatersrand Basin goldfield in South Africa (the “Burnstone Property”).

At the Hollister Property, an initial feasibility study was completed in 2007 on a portion of the property called the Hollister Development Block (“HDB”). An underground exploration and development program is underway to conduct test mining and to obtain bulk samples. At the Burnstone Property, an initial feasibility study was completed in 2006, followed by an optimized feasibility study that was completed in 2007. The development of an access decline and vertical shaft are now underway.

The Company also acquired the Esmeralda property in Nevada during December 2008 primarily for the metallurgical plant on the facility and is also conducting early stage exploration on a number of other prospects, primarily in Africa and Russia.

2.	Basis of preparation and principles of consolidation

These financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, as described in note 27, differ in certain respects from accounting principles generally accepted in the United States of America.

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied in all years presented, unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Subsidiaries: are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. Subsidiaries are consolidated from the date on which control is acquired and are no longer consolidated when control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. Non-controlling interests are recorded at a proportion of the net identifiable assets acquired. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

2.	Basis of preparation and principles of consolidation (continued)

	Incorporation	Ownership percentage
GBG Rusaf Gold Limited	Canada	100%
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100%
Antler Peak Gold Inc.	Nevada, USA	100%
Hollister Ventures Corp.	Nevada, USA	100%
Touchstone Resources Company	Nevada, USA	100%
Ganes Creek Ventures Corp.	Alaska, USA	100%
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100%
Great Basin Gold RSA (Proprietary) Limited	South Africa	100%
Southgold Exploration (Proprietary) Limited	South Africa	100%
Puma Gold (Proprietary) Limited	South Africa	100%
Boulder Investments Ltd	Cyprus	100%
Franklyn Ltd	British Virgin Islands	100%
Goldtone Ltd	British Virgin Islands	100%
Graceholme Finance Ltd	British Virgin Islands	100%
Kurils Projects Holdings Ltd	British Virgin Islands	100%
Kurils Resources Holdings Ltd	British Virgin Islands	100%
Kurils Resources LLC	Russia	100%
Premier Resources Ltd	Tanzania	100%
Protocol Exploration Ltd	Tanzania	100%
Reef Miners Ltd	Tanzania	100%
Shield Resources Ltd	Tanzania	100%

On January 1, 2008 the Company held 37% of Rusaf Gold Limited, and on April 1, 2008 the Company acquired the remaining 63% of the fully diluted equity shares of Rusaf (refer note 16(c)).

Associates: are those entities in which the Company has a material interest and in respect of which the Company exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity, but which it does not control.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement.

Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

3.	New accounting pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new standards which affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.

Section 3064 and 1000 – Goodwill and intangible assets

Section 3064 replaces CICA 3062 and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 1000 is amended to clarify criteria for recognition of an asset. CICA 3450 is replaced by guidance in CICA 3064. The new pronouncements are effective for interim and annual financial statements for years beginning on/after October 1, 2008. The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

4.	Significant accounting policies

(a) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b) Amounts receivable

Amounts receivable are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

(c) Inventory

Inventories, which include unprocessed ore, stores and materials, are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale. Unprocessed ore consists of surface stockpiles and is valued at the average production costs plus allocated overhead expenses. Stores and materials consist of consumables and are valued at the lower of weighted average cost or net realizable value, less allowance for redundant items.

(d) Property, plant and equipment

Equipment is stated at cost less accumulated amortization. Amortization is provided on a straight- line basis over three to seven years, which represents the estimated useful lives of the related equipment. Amortization of equipment used directly on exploration projects is included in exploration expenses.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(d) Property, plant and equipment (continued)

Land is shown at cost and is not depreciated. Improvements and fixtures to buildings are being amortized over a period of 10 years.

Other estimated useful lives of assets have been calculated as follows:

Leased assets	3 – 7 years
Vehicles	3 – 7 years
Computers	3 years
Office furniture and fixtures	5 years

Assets under construction are not depreciated.

Capitalized mine development costs include expenditure incurred to develop new orebodies, following the receipt of all necessary permits and licenses to permit sustained mining activities. Where funds have been borrowed specifically to finance a project, the amount of interest capitalized represents the actual borrowing costs incurred. Mine development costs are capitalized to the extent they provide access to gold bearing deposit and have future economic benefit.

Depreciation, depletion and amortization of mine development costs are computed by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortized from the date on which production begins.

(e)         Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Mineral property acquisition costs are subject to impairment tests for long lived assets. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations and the decision to commence development are charged to operations as incurred.

Pre-development costs incurred prior to a development decision and the receipt of all necessary permits and licenses for sustained mining operations are charged to operations as incurred. Development expenditures incurred subsequent to the commencement of commercial production to increase productive capacity or to extend the life of existing production are capitalized under mine development costs.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares at the time the acquisition is closed. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Administrative expenditures are expensed as incurred.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(f) Impairment of non-financial assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is determined on the basis of estimated undiscounted future cash flows to be derived from the asset group.

Early stage exploration projects are evaluated based on available technical data with reference to market related resource ounce prices.

If the recoverable amount is less than the carrying value of the asset group, the fair value of the asset group is estimated. An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its estimated fair value.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(g) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(h) Site reclamation obligations

Estimated long-term asset retirement obligations, comprising pollution control, rehabilitation and mine closure, are based on the Company's environmental management plans in compliance with current technological, environmental and regulatory requirements.

The net present values of expected rehabilitation cost estimates are recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using rates that reflect inflation and the time value of money. The discount rate used is based on a pre- tax credit adjusted risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created as well as changes to estimates is expensed under exploration expenses against an increase in the rehabilitation provision for those projects for which a decision to develop has not been taken. Change in estimates for projects in the development phase is capitalized and amortised over the life of mine on the units-of-production method. Rehabilitation costs incurred that are included in the estimates are charged to the provision. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(i) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted market price on the date issued.

(j) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

In years when the Company records a net loss, the effect of the stock options and warrants would be anti-dilutive and accordingly basic and diluted loss per share are the same.

(k) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, determination of reclamation obligations, the determination of the fair values of financial instruments, assumptions used in determining the fair value of non-cash stock-based compensation and warrants and determination of valuation allowances for future income tax liabilities. Actual results could differ from these estimates.

(l) Segment disclosure

The primary reporting format of the Company is by business segment. As there is only one business segment, being the exploration and development of mineral properties relevant disclosures are given in the financial statements. The secondary reporting format is by geographical analysis by origin (note 24). The accounting policies of the segments are the same as those described in the accounting policy notes to the Company’s financial statements.

(m) Stock-based compensation

The Company has an equity-settled, stock-based compensation plan, where the Company grants stock options to certain employees and non-employees. Non-employees are those individuals over whom the Company does not exercise, nor have the right to exercise, sufficient control to establish an employer-employee relationship as determined by law.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(m) Stock-based compensation (continued)

For employees, equity stock-based payments are measured at the fair value of the equity instruments at the date of grant. The deferred stock-based compensation is expensed over the vesting period using the graded method, based on the Company’s estimate of the shares that are expected to eventually vest. For non-employees equity stock-based payments are measured at fair value of the equity instruments over the vesting periods, the expense of which is being recognized on each vesting date.

The Company used the Black Scholes model in determining the fair value of the options granted. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

When unvested options are forfeited the Company reverses previously recognized charges to the income statement. The value of vested options remains in contributed surplus.

(n) Revenue recognition

Revenue is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured. The sale of gold and other precious metals, including metal bearing ore, is recognized when the significant risks and rewards of ownership of the products are transferred to the buyer.

(o) Long-term borrowings

Borrowings are initially recognized at fair value net of transaction cost incurred and subsequently measured at amortized cost, and are amortized to the repayment amount over the expected term to repayment using the effective interest method.

(p) Leased assets

Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognized at the same amount. Capitalized lease assets are depreciated over their estimated useful lives. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(q) Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).

The Company’s integrated foreign operations translate monetary assets and liabilities denominated in a foreign currency into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non- monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income in equity.

The results and financial position of all self sustaining entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•

income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and

•	all resulting exchange differences are recognized as a separate component of equity (accumulated other comprehensive income).

When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

The Company re-assessed the functional currency of its development projects in Nevada as well as South Africa and concluded that the functional currency of both projects should be amended to the currency of the primary economic environment in which the projects are being developed. Due to the stage of development at both projects the operations are no longer regarded as integrated foreign operations effective July 1, 2008.

The functional currency of the Burnstone project is the South African Rand (ZAR) and for the Hollister project it is the United States Dollar (US$). The Canadian Dollar remains the presentation currency for the Company.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 1400 – Assessing going concern

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company completed a 100,000,000 unit offering on March 13, 2009 and thereby raising gross proceeds of $130 million to fund the development of the Burnstone project. The Company has granted to the Underwriters an over-allotment option to acquire additional Common Shares in an aggregate amount of up to 15% of the aggregate number of Common Shares sold pursuant to the Offering. This Over-Allotment Option, if exercised, would result in total gross proceeds from the offering of up to $149,500,000.

The Company's access to future equity financing is always uncertain. During 2008 the Company also raised secured long term debt to fund its development operations.

In addition to the unit offering closed on March 13, 2009, the Company had working capital of $25 million as at December 31, 2008. Management has assessed the Company to be a going concern based on the available cash and cash resources.

(b) Section 1535 – Capital Disclosures

The Company’s objectives when managing capital are:

•	To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and
•	To provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(c)        Section 3031 – Inventories

This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

The adoption of the Standard had no impact on the Company’s statement of operations. Inventories are valued consistent with prior years at the lower of cost or net realizable value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

(d) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

Financial instruments are initially measured at fair value when the Company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognized when the right to receive cash flows from the asset has expired or the Company has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income or loss.

Cash and cash equivalents are non-derivative financial assets which consist of cash and highly liquid investments and are readily convertible to known amounts of cash. These held-for-trading financial assets are recognized at fair value and are included in current assets.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are initially recognized at fair value and subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Purchases and sales of investments are recognized on trade-date, the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at cost plus transaction costs for all financial assets. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Unrealized gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement. The fair values of quoted investments are based on current bid prices. If the value for a financial instrument cannot be obtained from an active market, the Company establishes fair value by using valuation techniques.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

	(d)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) (continued)

These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If, in the opinion of the directors, an other than temporary decline in value exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement.

Financial assets at fair value through profit or loss have two sub-categories: 'financial assets held- for-trading', and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as 'held-for-trading' unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

	(i)	Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available-for-sale”, or “held-for-trading” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held-to- maturity” during the year. The carrying amounts and fair values of financial assets are as follows:

		December 31, 2008		December 31, 2007
	Designation	Estimated fair	Carrying	Estimated fair	Carrying
		value	value	value	value
Cash and equivalents	Held-for-trading	$33,549,118	$33,549,118	$78,362,954	$78,362,954
Restricted cash	Held-for-trading	4,064,100	4,064,100	-	-
Amounts receivable	Loans & receivables	4,940,950	4,940,950	3,737,903	3,737,903
Due from related	Loans & receivables	23,174	23,174	408,638	408,638
parties
Held-for-trading	Held-for-trading	79,960	79,960	833,000	833,000
financial instruments
Other receivable	Loans & receivables	912,900	912,900	-	-
Reclamation deposits	Other	2,886,539	2,886,539	1,720,456	1,720,456
Available-for-sale	Available-for-sale	899,624	899,624	3,326,084	3,326,084
financial instruments

Total financial assets		$47,356,365	$47,356,365	$88,389,035	$88,389,035

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

	(d)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) (continued)

	(i)	Financial Assets (continued)

	Available-for-sale	Held-for-trading	Total
At January 1, 2008	$3,326,084	$79,195,954	$82,522,038
Acquired during the year	274,803	15,820	290,623
Cash movements during the year	-	(44,813,836)	(44,813,836)
Transferred to restricted cash	-	4,064,100	4,064,100
Movements in fair value	(2,701,263)	(768,860)	(3,470,123)

Balance, December 31, 2008	$899,624	$37,693,178	$38,592,802

At January 1, 2007	$2,274,649	$33,964,436	$36,239,085
Acquired during the year	448,563	937,365	1,385,928
Cash movements during the year	-	44,398,518	44,398,518
Movements in fair value	602,872	(104,365)	498,507

Balance, December 31, 2007	$3,326,084	$79,195,954	$82,522,038

The exposure of the Company’s financial assets to currency risk is as follows:

December 31, 2008

	GBP	US$	ZAR	CAD	Total
Cash and equivalents	$-	$17,133,275	$16,025,198	$390,645	$33,549,118
Restricted cash	-	-	4,064,100	-	4,064,100
Amounts receivable	-	3,776,320	861,369	303,261	4,940,950
Due from related parties	-	-	23,174	-	23,174
Held-for-trading
financial instruments	79,960	-	-	-	79,960
Loans	912,900	-	-	-	912,900
Reclamation deposits	-	61,874	604,065	2,220,600	2,886,539
Available-for-sale
financial instruments	899,566	-	58	-	899,624
Total financial assets	$1,892,426	$20,971,469	$21,577,964	$2,914,506	$47,356,365

The exposure of the Company’s financial assets to interest rate risk as at December 31, 2008 is limited to its investment in cash and cash equivalents of $33,549,118 as well as reclamation deposits and restricted cash which are invested at floating rates.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

	(d)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) (continued)

	(i)	Financial Assets (continued)

December 31, 2007

	GBP	US$	ZAR	CAD	Total
Cash and equivalents	$-	$(235,889)	$35,511,548	$43,087,295	$78,362,954
Amounts receivable	-	2,817,453	661,918	258,532	3,737,903
Due from related parties	-	-	13,679	394,959	408,638
Held-for-trading
financial instruments	833,000	-	-	-	833,000
Reclamation deposits	-	50,358	299,498	1,370,600	1,720,456
Available-for-sale
financial instruments	3,326,024	-	60	-	3,326,084
Total financial assets	$4,159,024	$2,631,922	$36,486,703	$45,111,386	$88,389,035

The exposure of the Company’s financial assets to interest rate risk as at December 31, 2007 is limited to its investment in cash and cash equivalents of $78,362,954 as well as reclamation deposits which are invested at floating rates.

(ii)       Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

	December 31, 2008		December 31, 2007
	Estimated fair	Carrying	Estimated	Carrying value
	value	value	fair value
Accounts payable and accrued	$26,276,562	$26,276,562	$6,099,246	$6,099,246
liabilities
Due to related parties	252,854	252,854	22,098	22,098
Long-term debt	62,977,339	62,977,339	-	-

Total financial liabilities	$89,506,755	$89,506,755	$6,121,344	$6,121,344

The exposure of the Company’s financial liabilities to currency risk is as follows:

December 31, 2008

	US$	ZAR	CAD	Total
Accounts payable and accrued
liabilities	$13,499,596	$11,864,996	$911,970	$26,276,562
Due to related parties	-	214,840	38,014	252,854
Long-term debt	36,203,403	26,773,936	-	62,977,339

Total financial liabilities	$49,702,999	$38,853,772	$949,984	$89,506,755

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

	(d)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) (continued)

	(ii)	Financial Liabilities (continued)

December 31, 2007

	US$	ZAR	CAD	Total
Accounts payable and accrued
liabilities	$1,441,580	$4,076,921	$580,745	$6,099,246
Due to related parties	-	21,053	1,045	22,098

Total financial liabilities	$1,441,580	$4,097,974	$581,790	$6,121,344

The exposure of the Company’s floating rate interest-bearing financial liabilities as at December 31, 2008 is as follows:

	Less than 1	2 – 5 years	More than 5
	year		years

Project finance facility	$-	$33 million	$15 million
(refer note 19(a))

Total	$-	$33 million	$15 million

Interest rate is linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at December 31, 2008 JIBAR was 12.06% .

The Senior Secured Notes issued in December 2008 and finance lease facility have fixed interest rates of 14% and 6.5% respectively and are therefore excluded from the above analysis (refer note 19(b) and 19(c) respectively). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as they are of a non-interest bearing nature.

(iii)        Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed, is provided for as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and is primarily attributable to liquid financial assets.

The Company’s cash and cash equivalents, reclamation deposits and restricted cash are held through large Canadian and South African financial institutions. Cash equivalents are composed of financial instruments issued by Canadian and South African Banks with high investment-grade ratings and restricted cash of a margin call facility with a large South African financial institution (refer note 25(b)). The Company does not have financial assets that are invested in asset backed commercial paper.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

(d) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) (continued)

(iii) Financial Instrument Risk Exposure and Risk Management (continued)

Credit Risk (continued)

Amounts receivable and other receivables consist mainly of trade receivables and a deposit due from a recognized, creditworthy third party (refer note 7(a)). The Company’s GST/VAT receivables consist of general sales tax due from the Government of Canada and South Africa respectively.

The Company also advanced a convertible loan to a publicly traded company (refer note 10). This loan has passed its due date, however by not more than 3 months and was not considered to be impaired. The loan accrued interest under the terms of the original agreement and the Company expects repayment during 2009.

The Company’s investments in held-for-trading and available-for-sale instruments are detailed in note 6, 9 and 14.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

To mitigate this risk the Company monitors it’s spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term operating cash requirements. Contractual obligated cash flow requirements as at December 31, 2008 are as follows:

	Total	Less than 1 year	2 – 5 years	More than 5 years

Accounts payable and accrued liabilities	$26,276,562	$26,276,562	$-	$-
Due to related parties	252,854	252,854	-	-
Operating leases	822,874	182,066	640,808	-
Asset retirement obligations	3,738,380	-	-	3,738,380
Project finance facility	47,952,443	-	33,254,676	14,697,767
Senior secured notes	75,272,400	-	75,272,400	-
Finance lease liability	2,673,840	916,745	1,757,095	-
Total	$156,989,353	$27,628,227	$110,924,979	$18,436,147

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

(d) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) (continued)

(iii) Financial Instrument Risk Exposure and Risk Management (continued)

Liquidity Risk (continued)

Funding for on-going development projects of the Company is expected to be provided by a combination of cash flow from operations, available cash resources and borrowings.

The company is in ongoing negotiations with a group of banks for credit facilities to finance the development and construction of the Burnstone mine, however, there is no certainty of the Company successfully securing the facilities.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk, which are discussed further below. In addition the Company is exposed to price increases in cost of labour, energy and equipment which might influence the ultimate capital investment in the development of the Company’s projects and operational cost.

Foreign exchange risk

The Company’s capital and other income is denominated in Canadian dollars, whilst revenue is denominated in United States dollars (“US$”). However, the Company’s operating expenses are primarily incurred in US$ and South African Rand (“ZAR”). The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US$ and ZAR in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At December 31, 2008, the Company is exposed to currency risk through the following foreign denominated assets and liabilities (refer note 5(d) (i) and (ii)):

	GBP	US$	ZAR	CAD	Total
Financial assets	$1,892,426	$20,971,469	$21,577,964	$2,914,506	$47,356,365
Financial liabilities	-	(49,702,999)	(38,853,772)	(949,984)	(89,506,755)

Net exposure	$1,892,426	$(28,731,530)	$(17,275,808)	$1,964,522	$(42,150,390)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

	(d)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) (continued)

	(iii)	Financial Instrument Risk Exposure and Risk Management (continued)

Foreign exchange risk (continued)

Based on the aforementioned net exposure as at December 31, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the respective currencies would result in an increase/decrease as set out below in the Company’s net earnings.

	GBP	US$	ZAR	CAD	Total

Increase/decrease	$190,300	$(2,873,153)	$(1,726,263)	$-	$(4,409,116)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents and reclamation deposits.

In respect of the Company’s financial liabilities, the Senior Secured Notes issued in December 2008 and finance lease facility have fixed interest rates and are therefore not subject to interest rate risk. The interest rate on the project financing is variable with the Johannesburg inter banking borrowing rate (“JIBAR”).

Based on the amount owing on the project financing facility as at December 31, 2008, and assuming that all other variables remain constant, a 1% change in the JIBAR would result in an increase/decrease of $0.3 million in the interest accrued by the Company per annum.

The remainder of the Company’s financial liabilities is not exposed to interest rate risk as they are of a non-interest bearing nature.

Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold and the outlook for this mineral. The Company does not have any hedging or other commodity based risks in respect of its operations.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

(d) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) (continued)

(iii) Financial Instrument Risk Exposure and Risk Management (continued)

Commodity price risk (continued)

Gold prices historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

6.	Cash and cash equivalents

	December 31	December 31
	2008	2007
Cash	$709,598	$4,296,897
Cash equivalents	32,839,520	74,066,057
	$33,549,118	$78,362,954

Cash equivalents are composed of short-term investments with maturity dates of three months or less, call accounts and money market investments which are available on 24 hour notice and bankers acceptances which are readily convertible to known cash amounts, issued by Canadian and South African Banks with high investment-grade ratings.

7.	Amounts receivable

	December 31	December 31
	2008	2007
GST/VAT receivable	$1,415,918	$604,109
Deposit (note 7(a))	1,523,256	1,239,125
Refund due from Hecla Limited	-	1,546,606
Trade receivables	1,812,550	-
Other debtors	189,226	348,063
	$4,940,950	$3,737,903

(a)        Deposit

In connection with the February 20, 2007 share purchase agreement an amount of $1,523,256 (US$1,250,621) is being retained by Hecla Limited in respect of the successful establishment of the Hollister Ventures Corp. 401K and related pension plans. This condition was met by October 1, 2008 and the amount is due to be refunded to the Company on April 1, 2009.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

8.	Inventory

	December 31	December 31
	2008	2007
Stores and materials	$501,505	$199,185
Unprocessed ore	7,744,588	-
	$8,246,093	$199,185

9.	Held-for-trading financial instruments

Kryso Resources Plc.	Number of	December 31	Number of	December 31
	warrants	2008	warrants	2007
Balance, beginning of the year	5,000,000	$833,000	-	$-
Addition – Kryso warrants received	1,086,956	15,820	5,000,000	937,365
Unrealized loss – warrants	-	(768,860)	-	(104,365)
Balance, December 31	6,086,956	$79,960	5,000,000	$833,000

Under the terms of a share purchase agreement entered into during December 2006, with Kryso Resources Plc (“Kryso”), the Company was granted 5,000,000 warrants (First grant), exercisable at a price of 15 pence per common share until July 11, 2012.

On date of grant the warrants had an estimated fair value of $937,365, which was revalued to $833,000 on December 31, 2007.

Under the terms of the April 2008 Convertible loan agreement entered into (refer note 10), the Company was granted an additional 1,086,956 warrants from Kryso (Second grant) exercisable at 15 pence per common share until October 31, 2010. On date of grant the warrants had an estimated fair value of $15,820.

The warrants were fair valued on December 31, 2008 based on the assumptions summarized below and an exchange rate of $1.79:1GBP.

	First grant	Second grant
Expected volatility	75.52%	75.31%
Risk free interest rate	4.5%	4.25%
Dividend	Nil	Nil
Remaining life	3.5 years	1.8 years

The unrealized loss of $768,860 is reported in the net loss for the year ended December 31, 2008.

10.	Other receivables

Kryso Resources Plc.	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Convertible loan	985,000	-
Interest accrued	17,900	-
Foreign exchange	(90,000)	-
Balance, December 31	$912,900	$-

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

10.	Other receivables (continued)

During April 2008 the Company granted a convertible unsecured interest free loan facility to Kryso to the value of GBP500,000 ($985,000), due on October 31, 2008. In connection with the facility, the Company received warrants (refer note 9).

The loan remained outstanding on the repayment date and the Company elected to be repaid and not to convert the loan. As at December 31, 2008, the amount remained outstanding and, under the terms of the agreement, the Company accrued for default interest on the outstanding balance from the repayment date at 12%.

11.	Prepaid expenses

	December 31	December 31
	2008	2007
Insurance	$518,278	$680,045
Other	371,905	131,163
Balance, December 31	$890,183	$811,208

12.	Property, plant and equipment

December 31, 2008
		Accumulated	Net book
	Cost	amortization	Value
Land and buildings	$3,458,030	$119,774	$3,338,256
Mine development	7,293,864	-	7,293,864
Assets under construction	14,661,221	-	14,661,221
Site equipment	22,421,886	3,958,820	18,463,066
Leased assets	2,769,566	32,971	2,736,595
Vehicles	1,910,334	492,478	1,417,856
Computers	946,391	389,818	556,573
Office furniture and fixtures	770,741	388,987	381,754

	$54,232,033	$5,382,848	$48,849,185

December 31, 2007
		Accumulated	Net book
	Cost	amortization	Value
Land and buildings	$3,084,488	$31,418	$3,053,070
Assets under construction	5,927,750	-	5,927,750
Site equipment	6,827,935	2,157,540	4,670,395
Vehicles	365,517	51,690	313,827
Computers	331,350	94,929	236,421
Office furniture and fixtures	123,520	29,256	94,264

	$16,660,560	$2,364,833	$14,295,727

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

12.	Property, plant and equipment (continued)

As at December 31, 2008, $21,955,085 (December 2007, $5,927,750), comprising of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Equipment held under finance leases is amortized over its useful life of 7 years. Amortization of $32,971 was recorded for the year. The carrying value of these assets was $2,736,595 as at December 31, 2008 (2007: nil). Leased assets are pledged as security for the related finance leases (refer note 19(c)).

13.	Reclamation deposits

The continuity of reclamation deposits on the consolidated balance sheets are as follows:

	December 31	December 31
	2008	2007
Balance, beginning of the year	$1,720,456	$103,702
Guarantee – Burnstone Property	144,210	144,000
Investments – Burnstone Property	185,221	155,498
Reclamation Bond – Hollister Property	850,000	1,326,100
Guarantee – Puma Gold	1,967	-
Exchange loss	(15,315)	(8,844)
Balance, December 31	$2,886,539	$1,720,456

The components of reclamation deposits on the consolidated balance sheets are as follows:

	Hollister	Burnstone
	property	property
	(note 13(a))	(note 13(b))	Total
Balance, December 31, 2007	$1,420,958	$299,498	$1,720,456
Guarantee and investments	-	331,398	331,398
Reclamation bond	850,000	-	850,000
Exchange gain (loss)	11,515	(26,830)	(15,315)
Balance, December 31, 2008	$2,282,473	$604,066	$2,886,539

(a)        Hollister Property

As at December 31, 2008 and 2007, the Company had posted $2,282,473 (US$1,824,886) and $1,420,958 (US$1,324,886) respectively in reclamation deposits with the United States Bureau of Land Management ("BLM") in respect of exploration drilling and mine development on certain areas of the Hollister Property.

(b)        Burnstone Property

As at December 31, 2008 the Company placed investments and deposits for guarantees of $604,066 (ZAR4,607,669) in favor of the South African Department of Minerals and Energy for the reclamation of the Burnstone Property.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

14.	Available-for-sale financial instruments

	December 31	December 31
	2008	2007
Balance, beginning of the year	$3,326,084	$2,274,649
Kryso shares (note 14(a))
Change in accounting policy	-	64,811
Addition	274,798	448,503
Unrealized (loss) gain	(2,701,263)	538,061
Rand Mutual Assurance (note 14(b))
Addition	5	60
Balance, December 31	$899,624	$3,326,084

The components of available-for-sale financial instruments are:

			Fair value
	Shares	Cost	adjustment	Amount
Kryso Resources Plc	13,401,335	$2,997,950	$(2,098,391)	$899,559
Rand Mutual Assurance	22	65	-	65
Balance, December 31, 2008		$2,998,015	$(2,098,391)	$899,624

		Rand Mutual
	Kryso	Assurance
	Resources Plc
Balance, beginning of the year	11,908,429	20
Acquired	1,492,906	2
Total, December 31, 2008	13,401,335	22

(a)        Kryso Resources Plc - Shares

Kryso is a publicly traded company on the AIM market of the London Stock Exchange. The shares were acquired at an original cost of $2,723,152 and were subsequently revalued to their fair value of $3,326,024 on December 31, 2007, which was calculated based on the closing price of 14.25 pence per share and an exchange rate of $1.96:1GBP.

On January 1, 2008, the Company held 11,908,429 equal to 15% of the common shares issued by Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia.

On August 6, 2008 the Company acquired a further 1,492,906 shares during a private placement by Kryso at a total consideration of GBP134,362 (9 pence per share).

An unrealized loss of $2,701,256 for the year ended December 31, 2008 is reported in the Statement of operations and comprehensive loss under other comprehensive loss and was calculated based on the closing price of 3.75 pence per share and an exchange rate of $1.79:1GBP. The decrease in the fair value of the investment is considered to be temporary.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

14.	Available-for-sale financial instruments (continued)

(b) The Rand Mutual Assurance Company Limited - Shares

The Rand Mutual Assurance Company Limited (“RMA”) is a mutual which caters for the compensation of occupational injuries specifically in the mining industry. The Company was granted 2 shares from RMA based on its contributions to the fund during the year. Dividends to the value of $17,640 have been earned during the 2007 year and are included under the comparative figures for other income. No dividends were received during 2008.

15.	Investments in associates

	December 31	December 31
	2008	2007
Balance, beginning of the year	$7,203,973	$-
Underlying book value of shares acquired	-	3,991,304
Excess ascribed to mineral properties	-	4,008,696
Share of loss	(351,446)	(796,027)
Mineral property acquired (note 16(c))	(6,852,527)	-
Balance, December 31	$-	$7,203,973

During 2007, the Company acquired the investment in Rusaf Gold Limited (“Rusaf”) at an accumulated cost of $8,000,000 and recognized an equity loss of $796,027.

During the quarter ended March 31, 2008, the Company recognized $351,446 loss in the statement of operations as its 37% equity portion of Rusaf’s results for the period.

On April 1, 2008 the Company acquired the remaining 63% of the fully diluted equity shares of Rusaf and subsequently allocated the investment to mineral properties acquired (refer note 16(c)).

16.	Mineral property interests

	December 31	December 31
Mineral Property Acquisition Costs, net	2008	2007
Hollister Property (note 16(a))	$88,623,915	$95,156,279
Burnstone Property (note 16(b))	122,165,098	123,257,650
Rusaf Property (note 16(c))	36,466,782	-
Puma Property (note 16(d))	8,618,467	-
Esmeralda Property (note 16(e))	3,762,713	-
Kirkland Lake Property (note 16(f))	1	1
Other (note 16(g))	221,680	-
	$259,858,656	$218,413,930

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

16.	Mineral property interests (continued)

(a) Hollister Property, Elko County, Nevada, United States of America

	December 31	December 31
	2008	2007
Balance, beginning of the year	$95,156,279	$3,945,348
Depletion charge	(6,344,218)	-
Foreign exchange	(188,146)	-
Acquisition of interest held by third parties	-	91,210,931
Balance, December 31	$88,623,915	$95,156,279

On April 19, 2007, the Company acquired Hecla Ventures Corp. (“HVC”), which held the remaining 50% earn-in rights and certain tangible assets in the Hollister Development Block, from Hecla Limited for a total consideration of US$60 million plus share issue costs ($70,618,292). The consideration was paid in a combination of cash (US$45 million) and shares (7.93 million shares valued at US$15 million).

The fair value of the assets acquired and liabilities assumed at the date of acquisition was as follows:

Cash	$11,156
Plant and equipment	903,826
Accounts payable	(816,515)
Reclamation obligation	(722,304)
Mineral property	91,210,931
Future income tax liability	(19,968,802)
$70,618,292

During the 2008 year 80,305 gold equivalent ounces were extracted from this property resulting in a depletion charge of $6,344,218.

(b)        Burnstone Property, Republic of South Africa

	December 31	December 31
	2008	2007
Balance, beginning of the year	$123,257,650	$106,964,650
Settlement Agreement:
Royalty settlement	-	11,568,000
Future income tax provision	-	4,725,000
Foreign exchange	(1,092,552)	-
Balance, December 31	$122,165,098	$123,257,650

In November 2002, the Company entered into an option agreement (the "Option to Purchase Agreement") with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold to purchase on a staged basis, up to 100% of Southgold, which owned the Burnstone Property.

The option to purchase agreement was exercised in three tranches through payment of cash, issuing of shares and issuing of warrants. The acquisition was completed in July 2006.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

16.	Mineral property interests (continued)

(b) Burnstone Property, Republic of South Africa (continued)

Royalty settlement

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL.

On October 1, 2007, under the terms of the Memorandum of Agreement signed under the Black Economic Empowerment Transaction Framework Agreement, Southgold paid $11.6 million (ZAR80 million) to GFL in full and final settlement of the net smelter royalty payable, which was included in the capitalized cost of mineral properties.

Black Economic Empowerment Transaction

On February 22, 2007, the Company entered into a framework agreement to achieve compliance with the requirements of South Africa’s broad-based Black Economic Empowerment Act in order to secure the new order prospecting rights in respect of Burnstone.

On October 1, 2007, Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”) subscribed for and was allotted and issued with 812 new ordinary shares (“the Southgold Shares”) in the issued share capital of Southgold, a wholly owned subsidiary of Great Basin.

The aggregate subscription price paid by Tranter Burnstone to Southgold was $38 million (ZAR260 million). The 812 new ordinary shares constituted 26% of the issued share capital of Southgold.

Subsequent to the completion of the above, N6C Resources Inc. (“N6C Inc.”), a wholly owned subsidiary of Great Basin, purchased the Southgold shares from Tranter Burnstone in exchange for 19,938,650 common shares of Great Basin issued to Tranter Burnstone.

In addition to the issue and allotment of the 19,938,650 common shares in Great Basin, the Company provided a total of 1,684,312 Great Basin warrants to Investec Limited (1,263,234) who financed the transaction and Tranter Gold (421,078), respectively. The warrants are exercisable at ZAR20.78 per share until September 2010 and Great Basin may require they be exercised under certain conditions.

Both the Great Basin common shares and the warrants issued in connection with this transaction were valued by independent valuation specialists in order to determine the fair value for accounting purposes.

On February 22, 2007, the date on which the Transaction Framework Agreement was announced, the value of the Great Basin shares was $38 million (R260 million). The transaction was concluded on October 1, 2007 and resulted in the common shares and warrants being valued on the transaction date, taking into account the restrictions as defined in the Subscription and Acquisition Agreement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

16.	Mineral property interests (continued)

	(b)	Burnstone Property, Republic of South Africa (continued)

On the date of the transaction, the fair value of the shares and warrants was estimated between $34 million (ZAR236 million) for the shares and $1.2 million (ZAR8 million) for the warrants and $37 million (ZAR257 million) for the shares and $1.2 million (ZAR8 million) for the warrants (refer note 22(c)(iii)).

	(c)	Rusaf Properties, Russia and Republic of Tanzania

	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Acquisition of interest held by third parties	36,466,782	-
Balance, December 31	$36,466,782	$-

On April 1, 2008 the Company concluded the asset acquisition of Rusaf (refer note 15).

The transaction was structured in three tranches of which the first tranche closed on June 28, 2007 with the payment of $2,000,000 for 3,333,333 common shares at $0.60 per share.

The Company acquired a further 10,000,000 shares on July 20, 2007 at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6,000,000.

On April 1, 2008, the Company acquired the remaining 63% of Rusaf for a consideration of $22,883,180, payable in 6,613,636 Great Basin Gold common shares. The exchange ratio was one Great Basin Gold share for every 4.5 Rusaf shares.

In addition to the shares issued on April 1, 2008 the Company agreed to issue up to 1,062,034 Great Basin common shares to the former Rusaf shareholders upon exercise of share purchase warrants and share options held by them. The exchange ratio agreed was one Great Basin share for every 4.5 Rusaf shares. On July 22, 2008 the Company issued 22,041 shares valued at $3.49 per share in terms of warrants exercised by the former Rusaf shareholders.

The acquisition terms also provide for additional Great Basin shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of closing price on date of acquisition or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

The Company also agreed to spend a minimum of $7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

16.	Mineral property interests (continued)

(c) Rusaf Properties, Russia and Republic of Tanzania (continued)

The aggregate purchase price was $31,662,942, calculated as follows:

Cash payment	$8,000,000
Equity loss recognized to date of acquisition (note 15)	(1,147,473)
Issuance of 6,613,636 Great Basin common shares	22,883,180
Additional 22,041 shares issued to Rusaf shareholders	76,923
Fair value of share options and warrants	1,763,476
Transaction costs	86,836
$31,662,942

The value of the 6,613,636 and 22,041 Great Basin common shares issued was determined based on the closing market price of Great Basin’s common shares on the respective dates the shares were issued and the acquisition closed (April 1, 2008 at $3.46 per share; July 22, 2008 at $3.49 per share) (refer to note 22(f) and (g)).

The fair value of $1,763,476 estimated for the 1,062,034 future GBG shares to be issued was calculated using the Black Scholes option pricing model based on a risk free interest rate of 2.99%, expected life between 1 month and 4 years and 59% volatility and was recorded as contributed surplus (refer note 22(d)(i)).

No fair value was allocated to the shares to be issued to the former Rusaf shareholders on resource discoveries due to the fact that the Company currently does not have adequate exploration data available to determine the probability of future share issuances. Any shares issued upon resolution of this contingency will be allocated to the acquisition cost of mineral properties.

The acquisition was accounted for as a purchase of assets and the preliminary fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Cash and cash equivalents	$4,494,976
Receivables and prepaid expenses	489,063
Property and equipment	637,825
Exploration advances	328,402
Accounts payable and accrued liabilities	(94,866)
Mineral properties	36,466,782
Future income tax liability	(10,659,240)
$31,662,942

The allocation to mineral properties and future income tax liability balance is subject to change as the valuation process is completed.

The results of operations of Rusaf have been included in the consolidated financial statements of the Company commencing April 1, 2008.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

16.	Mineral property interests (continued)

(d) Puma Property, Republic of South Africa

	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Acquisition of interest held by third parties	9,223,272	-
Foreign exchange	(604,805)	-
Balance, December 31	$8,618,467	$-

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts located on the eastern edge of the Burnstone Property.

On July 31, 2008 the Company issued 1,862,354 Great Basin common shares as consideration for a 100% interest in the assets of Puma. The shares were valued at the closing price of $3.57 on July 31, 2008 for a total consideration price of $6,648,604 (refer note 22(h)).

The acquisition was accounted for as a purchase of assets and the preliminary fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Cash and cash equivalents	$5,987
Accounts payable	(4,226)
Mineral property	9,223,272
Future income tax liability	(2,576,429)
$6,648,604

The allocation to mineral properties and future income tax liability balance is subject to change as the valuation process is completed.

(e)        Esmeralda Property, Mineral County, Nevada, United States of America

	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Acquisition of mine and mill property	2,403,600	-
Transfer tax and filing fees	7,875	-
Reclamation asset	1,318,763	-
Foreign exchange	32,475	-
Balance, December 31	$3,762,713	$-

The Company purchased the Esmeralda property on November 30, 2008 from Metallic Ventures (U.S.), Inc. for an aggregate consideration of $2,403,600 (US$2,000,000). The Esmeralda Mine and Property Mill consist of patented and unpatented mining claims, fee lands, water rights and a mill.

Estimated reclamation liabilities of $1,318,763 (US$1,082,728) has been capitalized to the Esmeralda property (refer note 21).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

16.	Mineral property interests (continued)

	(f)	Kirkland Lake Property, Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans to make further significant expenditures on the property. Accordingly, the property was written down to a nominal amount.

The Company continues to maintain the property in good standing.

	(g)	Other Properties

	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Ganes Creek Property (note g(i))	118,865	-
Tsetsera Property (note g(ii))	102,815	-
Balance, December 31	$221,680	$-

(i) Ganes Creek Property, Alaska, USA

The Company signed an agreement, effective November 14, 2007, whereby it will earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC (“CWM”), based in Talkeetna, Alaska, USA.

The company can also increase its interest in the property at a production decision by purchasing the remaining 20% at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

Pursuant to the agreement, the Company issued 10,000 shares on February 4, 2008 to CWM and remitted two cash payments of US$40,000 each. The shares were valued at the prevailing quoted price of $2.97 per share and were recorded as mineral properties (refer note 22(e)).

(ii) Tsetsera Property, Mozambique, Africa

The Company entered into an unincorporated joint venture with G S Minase Refinaria Limitade (GSR) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the company will have the exclusive right to explore all GSR’s properties.

The Company has an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located in Mozambique, and other properties over which GSR holds mineral rights.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

16.	Mineral property interests (continued)

(g)        Other Properties (continued)

(ii) Tsetsera Property, Mozambique, Africa (continued)

Should any financing be required for the conducting of any mining activities, each of the parties are required to contribute to such financing needs in proportion to their interests in the JV. Should GSR not be in a position to contribute such finance required by the JV in respect of any property or project, Great Basin shall have the right of first refusal to buy GSR’s remaining 20% share. The consideration payable in respect of the 20% share will be settled in either cash or Great Basin shares and the value will be based on resources reported at that time and valued at fair market price. GSR however will retain a 3% Net Smelter Royalty.

Pursuant to the agreement, the Company remitted two cash payments of US$50,000 each, which were recorded as mineral properties.

17.	Accounts payable and accrued liabilities

	December 31	December 31
	2008	2007
Trade payables	$12,250,484	$1,395,828
Accrued liabilities	10,339,911	4,106,527
Royalty accrual	1,139,881	-
Leave liability	681,540	200,891
Bonus provision	1,864,746	396,000
Balance, December 31	$26,276,562	$6,099,246

18.	Related party balances and transactions

Due from related parties	December 31	December 31
	2008	2007
Hunter Dickinson Services Inc. (note 18(a))	$-	$394,959
Tranter Gold (Proprietary) Limited (note 18(b))	23,174	13,679
Balance, December 31	$23,174	$408,638

Due to related parties	December 31	December 31
	2008	2007
CEC Engineering Ltd (note 18(c))	$-	$1,045
Tranter Gold (Proprietary) Limited (note 18(b))	214,840	21,053
Hunter Dickinson Services Inc. (note 18(a))	38,014	-
Balance, December 31	$252,854	$22,098

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

18.	Related party balances and transactions (continued)

Reimbursement for related party expenses and services
rendered	December 31	December 31
	2008	2007
CEC Engineering Ltd (note 18(c))	$1,807	$36,771
Hunter Dickinson Services Inc. (note 18(a))	$559,904	$974,067
Plateau Resources (Proprietary) Limited (note 18(d))	$22,751	$156,286
Tranter Gold (Proprietary) Limited (note 18(b))	$25,700	$670,042

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as agreed to by the parties.

Related party balances receivable (payable) are included under current assets and liabilities on the consolidated balance sheets.

(a)        Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. (“HDI”), formerly Hunter Dickinson Inc, is a private company owned equally by one private and eight public companies. HDI has a director in common with the Company and provides corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated September 25, 2007.

(b)        Tranter Gold (Proprietary) Limited (“Tranter Gold”)

Tranter Gold is a wholly-owned subsidiary of Tranter Burnstone and has a director in common with the Company. The Company provides Tranter Gold with certain accounting and administrative services on rates negotiated while the officer was dealing at arm’s length with the Company.

During the year ended December 31, 2008 Tranter Gold provided Southgold with geological services in the amount of $212,710 (ZAR1,638,753) (2007: $21,053 (ZAR146,202)), negotiated at arms length.

(c)        CEC Engineering Ltd. (“CEC Engineering”)

CEC Engineering is a private company owned by a former director of the Company, which provided engineering and project management services on an arms-length basis and under normal commercial terms.

(d)        Plateau Resources (Proprietary) Limited (“Plateau”)

Plateau is a wholly-owned subsidiary of Anooraq Resources Corporation, a Canadian company which has certain directors in common with the Company. Plateau rented premises and other facilities to the Company pursuant to a cost-sharing agreement based on a full cost recovery basis.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

19.	Long term borrowings

	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Project finance facility (note 19(a))	26,773,936	-
Senior secured notes (note 19(b))	33,766,950	-
Finance lease liability (note 19(c))	1,519,708	-
Balance, December 31	$62,060,594	$-

Aggregate future payments, inclusive of interest

	Less than 1	2 – 5 years	More than 5
	year		years
Project finance facility	$-	$33,254,676	$14,697,767
Senior secured notes	-	75,272,400	-
Finance lease liability	916,745	1,757,095	-

Total financial liabilities	$916,745	$110,284,171	$14,697,767

(a)        Project finance facility

	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Principal amount	26,040,000	-
Accrued interest	1,113,710	-
Facility arrangement fees	(596,468)	-
Amortized facility arrangement fees	18,768	-
Foreign exchange	197,926	-
Balance, December 31	$26,773,936	$-

As of December 31, 2008 the Company utilized a ZAR200 million ($26 million) South African Rand denominated project finance facility. This facility is collateralized by a first mortgage bond over the Burnstone project.

The facility has a term of 7 years with quarterly repayments of ZAR18 million ($2 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at December 31, 2008 JIBAR was 12.06% .

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

19.	Long term borrowings (continued)

(b) Senior secured notes

	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Principal amount	57,819,944	-
Pre-paid interest	(18,042,304)	-
Transaction cost	(5,816,203)	-
Amortized interest expense	706,432	-
Foreign exchange	(900,919)	-
Balance, December 31	$33,766,950	$-

On December 12, 2008, the Company closed a senior secured note financing (the “Note Financing”), issuing a total of 51,500 units and raising gross proceeds of US$51,500,000 which netted approximately $39 million (US$32 million) following prepayment of 24 months of interest and other costs of the offering. Each unit consisted of a senior secured note (a “Note”) in the principal amount of US$1,000 and 350 common share purchase warrants (the “Note Financing Warrants”). Each Note Financing Warrant entitles the holder to purchase one common share in the capital of the Company at a price of $1.80 per share on or before December 12, 2011.

These warrants are subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share (refer note 26(c)).

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010. The Notes bear interest of 14% per annum. The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and collateralized by their assets, being the Hollister Property and all other Nevada assets (refer note 27(d))

The fair value of the debt and equity components of the notes was apportioned using the relative fair value method with the fair value assigned to the warrants being recorded in equity (refer note 22(c)(iv)).

The main covenant is that the Company shall from and after June 30, 2009, maintain a stockpile of ore delivered from the Hollister mine in excess of 7,500 metric tonnes, containing in excess of 10,000 ounces of gold equivalent and, from and after September 30, 2009, the Company will maintain a stockpile of ore delivered from the Hollister mine in excess of 15,000 metric tonnes and containing in excess of 20,000 ounces of gold equivalents for the duration of the Notes.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

19.	Long term borrowings (continued)

(c) Finance lease liability

	December 31	December 31
	2008	2007
Balance, beginning of the year	$-	$-
Principal debt amount	2,505,706	-
Interest expense	17,732	-
Payments	(66,931)	-
Foreign exchange	(20,054)	-
Balance, December 31	$2,436,453	$-

	December 31	December 31
	2008	2007
Non-current	$1,519,708	$-
Current	916,745	-
Balance, December 31	$2,436,453	$-

On November 15, 2008 the Company financed site equipment through a finance lease agreement with Sandvik Customer Finance LLC. The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month.

The finance lease is collateralized by the leased assets which had a carrying value of $2,736,595 at December 31, 2008 (refer note 12).

20.	Future income taxes

The estimated tax effect of the significant components within the Company’s future tax liability was as follows:

	December 31	December 31
	2008	2007
Future income tax assets
Mineral properties	$-	$1,876,000
Loss carry forwards	48,432,765	23,428,000
Equipment	18,146,538	253,000
Other	9,213,242	4,276,000
Subtotal	75,792,545	29,833,000
Valuation allowance	(33,464,849)	(20,899,000)
Future income tax asset	42,327,697	8,934,000

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

20.	Future income taxes (continued)

	December 31	December 31
	2008	2007
Future income tax liability
Mineral property interests	(54,903,967)	(42,917,164)
Senior secured debt	(2,171,121)	-
Future income tax liability	(57,075,089)	(42,917,164)

Net future income tax liability	$14,747,392	$33,983,164

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31	December 31
	2008	2007
Combined Canadian federal and provincial statutory rate	31.0%	34.12%

Income tax at statutory rates	$(36,213,226)	$(19,899,108)
Difference in foreign tax rates	377,774	1,224,142
Valuation allowance	4,500,522	7,558,472
Other non-deductible items, Canada	4,532,798	(660,948)
Change due to foreign exchange	(4,243,626)	(357,470)
Change in tax rate	(218,366)	642,518
Benefit of unrealized foreign exchange gain (loss) not
included in income	(758,387)	303,426
Other	77,732	4,035,683
Future income tax recovery	(31,944,779)	$(7,153,285)

At December 31, 2008, the Company had available losses for income tax purposes in Canada totaling approximately $9.2 million (2007 – $1.1 million), expiring in various years from 2009 to 2028. The Company has available resource tax pools in Canada of approximately $4.9 million (2007 – $4.8 million), which may be carried forward and utilized to reduce resource income.

Included in these resource tax pools is $3.1 million (2007 – $2.9 million) which is successored, and consequently can only be utilized against taxable income from specific mineral properties.

At December 31, 2008, the Company had a net operating loss carry forward for United States income tax purposes of approximately $116.8 million (US$95.9 million) (2007 – $45.3 million (US$45.7 million)) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2028. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries.

Approximately $11 million (US$9 million) of the above United States losses are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses each year may be limited. Furthermore, additional ownership changes under Section 382 may have occurred, which may further limit the availability of net operating losses.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

20.	Future income taxes (continued)

At December 31, 2008, the Company had available losses for income tax purposes in South Africa totaling approximately $7 million (ZAR52 million) and available unredeemed capital of approximately $101 million (ZAR770 million), which may be carried forward and utilized to reduce future resource income.

The future income tax liability arising from mineral properties is based substantially on South African rand and United States dollar-denominated assets and tax balances. These balances decreased mainly due to movement in recognized timing differences and foreign exchange movements. The Company also recognized future income tax liabilities of $10.7 million and $2.6 million from the acquisition of Rusaf and Puma respectively, which reflects temporary differences related to the accounting and tax values of the respective entities’ identifiable assets and liabilities.

21.	Site reclamation obligations

The provision for site closure and reclamation costs related to the Company’s mineral properties is as follows:

	December 31	December 31
	2008	2007
Balance, beginning of the year	$1,416,964	$405,000
Accretion	38,086	37,466
Recognition of obligation acquired - Hollister	-	722,304
Recognition of obligation acquired - Esmeralda	1,318,763	-
Change in estimate	728,224	393,877
Foreign exchange	236,343	(141,683)
Balance, December 31	$3,738,380	$1,416,964

The components of the site reclamation obligation are as follows:

	December 31	December 31
	2008	2007
Burnstone property (note 21(a))	$706,363	$507,168
Hollister property (note 21(b))	1,648,967	857,475
Esmeralda property (note 21(c))	1,318,763	-
Other properties	64,287	52,321
Balance, December 31	$3,738,380	$1,416,964

(a)        Burnstone Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 6.5% per year, is $0.85 million (ZAR6.5 million) and is expected to be spent over a period of approximately three years beginning in 2025. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 7.2%, to arrive at a net present value of $706,363 (refer note 16(b)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

21.	Site reclamation obligations (continued)

	(b)	Hollister Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 2.5% per year, is $1.8 million (US$1.5 million) and is expected to be spent from 2015. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 3.75%, to arrive at a net present value of $1.65 million (refer note 16(a)).

	(c)	Esmeralda Property

In terms of the Asset Purchase Agreement (refer note 16(e)), the Company also acquired the future reclamation liability over the Esmeralda property. The estimated amount of the reclamation costs to remove infrastructure and subsequent property rehabilitation is $1.3 million (US$1.1 million). The Esmeralda Property is on care and maintenance, with the mine and mill fully permitted for operations. As long as the Property continues to be on care and maintenance status, no reclamation activities related to final site restoration are required.

22.	Share capital

	(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

	(b)	Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options to a maximum number of eligible shares equaling a rolling percentage of up to 12.5% of the Company's outstanding common shares, calculated from time to time, subject to regulatory terms and approval, to its directors, employees, officers, and consultants.

The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange.

Pursuant to the option plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase correspondingly. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death.

Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

22.	Share capital (continued)

(b) Share option plan (continued)

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price		(years)
Balance, December 31, 2006	$1.87	9,340,000	2.47
Granted	$2.70	6,024,000
Exercised	$1.69	(3,015,830)
Forfeited	$2.19	(630,000)
Balance, December 31, 2007	$2.32	11,718,170	2.37
Granted	$3.09	9,913,503
Exercised	$2.07	(2,250,386)
Expired	$1.62	(1,090,000)
Forfeited	$2.62	(1,048,891)
Balance, December 31, 2008	$2.82	17,242,396	2.30

Options outstanding at December 31, 2008 are as follows:

		Number of options	Number of options
Expiry date	Exercise price	outstanding	exercisable
March 31, 2009	$2.07	739,668	739,668
March 31, 2009	$2.45	100,000	100,000
April 30, 2009	$2.07	45,000	45,000
April 30, 2009	$2.45	228,500	228,500
April 18, 2010	$2.68	1,873,167	1,287,501
December 31, 2010	$1.14	400,000	400,000
April 30, 2011	$2.45	1,255,000	1,255,000
November 8, 2011	$2.45	90,000	90,000
April 18, 2012	$2.68	1,332,000	888,000
July 5, 2010	$2.77	453,334	280,001
August 22, 2010	$2.10	305,000	203,333
September 4, 2010	$2.24	100,000	50,000
September 11, 2010	$2.54	175,000	116,667
November 9, 2010	$3.12	633,334	430,000
February 4, 2011	$3.00	2,312,227	754,443
February 18, 2011	$2.95	50,000	16,667
March 18, 2011	$3.57	470,000	156,667
April 10, 2011	$3.60	2,145,000	715,000
May 21, 2011	$3.47	476,666	170,000
August 18, 2011	$2.78	1,200,000	400,000
April 10, 2013	$3.60	1,603,500	534,500
May 21, 2013	$3.60	110,000	36,667
October 30, 2011	$1.50	1,145,000	-
Total		17,242,396	8,897,614
Average option price		$2.82	$2.72

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

22.	Share capital (continued)

(b) Share option plan (continued)

	Weighted
	average
Range of Exercise Price – Outstanding	exercise	Number of	Weighted average remaining
Options	price	options	contractual life (years)
$ 1.00 - $ 1.24	$1.14	400,000	2.00
$ 1.50 - $ 1.74	$1.50	1,145,000	2.83
$ 2.00 - $ 2.24	$2.09	1,189,668	0.73
$ 2.25 - $ 2.49	$2.45	1,673,500	1.96
$ 2.50 - $ 2.99	$2.71	5,083,501	2.18
$ 3.00 - $ 3.49	$3.09	3,422,227	2.09
$ 3.50 - $ 3.99	$3.60	4,328,500	3.07
Total	$2.82	17,242,396	2.30

	Weighted
Range of Exercise Price – Exercisable	average
options	exercise price	Number of options
$ 1.00 - $ 1.24	$1.14	400,000
$ 2.00 - $ 2.24	$2.08	1,038,001
$ 2.25 - $ 2.49	$2.45	1,673,500
$ 2.50 - $ 2.99	$2.70	2,988,836
$ 3.00 - $ 3.49	$3.10	1,354,443
$ 3.50 - $ 3.99	$3.60	1,442,834
Total	$2.72	8,897,614

The exercise prices of all share purchase options granted were at or above the market price at the grant date. The options have been valued using an option pricing model with the assumptions noted below, the estimated fair value of options granted for the years ended December 31, 2008 and 2007, have been included in the consolidated statements of operations, as follows:

	Years ended December 31
	2008	2007
Exploration and pre-development	$1,329,300	$1,175,261
Operations and administration	9,082,504	4,458,015
Total compensation cost recognized, credited to contributed
surplus	$10,411,804	$5,633,276

The weighted-average assumptions used to estimate the fair value of options vesting during the respective years were as follows:

	Years ended December 31
	2008	2007
Risk free interest rate	3.52%	4%
Expected life	3.4 years	3.5 years
Expected volatility	62%	57%
Expected dividends	Nil	Nil

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

22.	Share capital (continued)

(c) Share purchase warrants

The continuity of share purchase warrants during the year is as follows:

December 31, 2008
		Outstanding				Outstanding
	Exercise	December				December
Expiry dates	price	31, 2007	Issued	Exercised	Expired	31, 2008
July 18, 2008
(note 22(c)(i))	ZAR12.90	998,890	-	(998,890)	-	-
April 20, 2009
(note 22(c)(ii))	$3.50	28,750,000	-	-	-	28,750,000
September 30, 2010
(note 22(c)(iii))	ZAR20.78	1,684,312	-	-	-	1,684,312
December 12, 2011
(note 22(c)(iv))	$1.80	-	18,746,000	-	-	18,746,000
		31,433,202	18,746,000	(998,890)	-	49,180,312

December 31, 2007
		Outstanding				Outstanding
	Exercise	December				December
Expiry dates	price	31 2006	Issued	Exercised	Expired	31, 2007
May 18, 2007	$2.60	672,000		(598,385)	(73,615)	-
July 18, 2008	US$1.80[1]	2,000,000		(1,001,110)	-	998,890
April 20, 2009	$3.50	-	28,750,000	-	-	28,750,000
September 30, 2010	ZAR20.78	-	1,684,312	-	-	1,684,312
		2,672,000	30,434,312	(1,599,495)	(73,615)	31,433,202

Note 1: In February 2007, the exercise price of the warrants expiring July 18, 2008 was changed to ZAR 12.90.

(i) Burnstone June 2006 Settlement agreement

In July 2006, the Company issued 2,000,000 warrants to the former Southgold shareholders, pursuant to a settlement agreement dated May 26, 2006. The warrants were exercisable at US$1.80 for two years from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. It was resolved by way of board resolution, passed on February 15, 2007, to allow the exercise price to be in ZAR. The warrants were exercisable at ZAR12.90 per warrant.

The fair value of the share purchase warrants were estimated using a Black-Scholes option pricing model with the following assumptions: Risk free interest rate of 4%; expected life of 2 years; expected volatility of 56% and nil dividends.

(ii) April 2007 Public offering

On April 19, 2007, the Company completed an offering of 57,500,000 units at a price of $2.60 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant of the Company. The common shares and warrants comprising the units have separated immediately upon the closing of the transaction.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

22.	Share capital (continued)

(c) Share purchase warrants (continued)

(ii) April 2007 Public offering (continued)

Each whole purchase warrant entitles the holder thereof to purchase one common share of the company at a price of $3.50 per share until April 20, 2009. The 28,750,000 warrants have been recorded with an estimated fair value of $16,210,226 (using expected volatility of 56.9%, risk free interest rate of 4%, dividends of nil, a share price of $2.48 and remaining life of approximately 2 years).

(iii) October 2007 Black Economic Empowerment transaction

In terms of the October 2007 BEE transaction, the Company provided a total of 1,684,312 Great Basin warrants. 1,263,234 warrants were granted to Investec, who provided a portion of the financing for the investment by Tranter Gold in Southgold, and Tranter Gold received 421,078. Each warrant is convertible into one Great Basin common share at $3 (ZAR20.78) on or before October 1, 2010. The warrants are subject to GBG having the right to require exercise of the warrants if the market price equals or exceeds $7 (ZAR45.72). On the date of the transaction, the estimated fair value of the warrants was estimated at $1.2 million (ZAR8 million). The fair value was calculated using an option pricing model and based upon the following assumptions: expected volatility of 62.74%; risk free rate of 8.93% and dividends of nil.

(iv) Senior secured notes - warrants

On December 12, 2008, the Company completed the issuance of 51,500 senior secured notes at a price of US$1,000 per note for gross proceeds of US$51,500,000. Each note also granted its holder 350 warrants. Each warrant entitles the holder thereof to subscribe to one common share of the Company at a price of $1.80 per share over a 36 month term and has no mandatory conversion by the holder.

These warrants are subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share (refer note 26(c)).

The Company also granted 721,000 warrants, subject to the same terms as setout above, to the agent. The number of these warrants was calculated at 4% of the 18,025,000 warrants issued to the note holders. The fair value was calculated using an option pricing model and based upon the following assumptions: expected volatility of 82.60%; risk free rate of 3.10% and dividends of nil.

Based on the above valuation and adjusted for apportioned transaction cost, the relative fair value of the 18,746,000 warrants was estimated at $6.6 million (US$5.3 million) (refer note 19(b)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

22.	Share capital (continued)

(d) Contributed surplus

The components of contributed surplus are:

	December 31	December 31
	2008	2007
Fair value of warrants issued which expired unexercised	$238,668	$238,668
Fair value of warrants and options available to Rusaf share
holders (note 22(d)(i))	1,763,476	-
Fair value of Rusaf warrants exercised, credit to share capital
(note 22(d)(i))	(8,409)	-
Accumulated stock-based compensation	25,111,066	14,699,262
Share purchase options exercised, credited to share capital	(5,505,280)	(3,428,828)
Total contributed surplus	$21,599,521	$11,509,102

(i) Warrants and options available to former Rusaf shareholders

The fair value of $1,763,476 estimated for the 1,062,033 future Great Basin shares to be issued was calculated using the Black Scholes option pricing model based on a risk free interest rate of 2.99%, expected life between 1 month and 4 years and 59% volatility and was recorded as contributed surplus.

The continuity of these warrants since acquisition is set out below:

					Outstanding
	Exercise	Outstanding			December 31
Expiry dates	price	April 1, 2008	Exercised	Expired	2008
April 11, 2008	$0.25	48,706	(22,041)	(26,665)	-
September 6, 2008	$0.75	27,037	(13,333)	(13,704)	-
September 15, 2008	$0.75	42,222	-	(42,222)	-
March 16, 2009	$0.75	93,333	-	-	93,333
May 17, 2009	$0.75	8,518	-	-	8,518
Balance, December 31, 2008		219,816	(35,374)	(82,591)	101,851
Fair value		$107,909	($ 8,409)	($ 35,269)	$64,231

The continuity of these options since acquisition is set out below:

					Outstanding
	Exercise	Outstanding			December 31
Expiry dates	price	April 1, 2008	Exercised	Expired	2008
December 31, 2010	$0.25	19,999	-	-	19,999
December 31, 2010	$0.40	144,443	-	-	144,443
June 1, 2012	$0.60	677,776	-	-	677,776
Balance, December 31, 2008		842,218	-	-	842,218
Fair value		$1,655,567	-	-	$1,655,567

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

22.	Share capital (continued)

	(e)	Share issuance, February 2008- CWM

On February 4, 2008, the Company issued 10,000 shares to CWM in terms of the earn-in agreement on the Ganes Creek property. The shares have been valued at their quoted price of $2.97 per share on the date of issuance and the value was recorded as mineral properties (refer note 16(g)(i)).

	(f)	Share issuance, April 2008- Acquisition Rusaf Gold Limited

On April 1, 2008, the Company issued 6,613,636 shares to the former shareholders of Rusaf Gold Limited. The shares have been valued at their quoted price of $3.46 per share on the date of issuance and the value was recorded as mineral properties. Share issue costs of $95,379 were incurred (refer note 16(c)).

	(g)	Share issuance, July 2008- Rusaf Gold Limited warrants exercised

On July 22, 2008, the Company issued 22,041 shares to the former shareholders of Rusaf Gold Limited. The shares have been valued at their quoted price of $3.49 per share on the date of issuance at $76,923 and the value was recorded as mineral properties (refer note 16(c)).

	(h)	Share issuance, July 2008- Puma

On July 31, 2008, the Company concluded an acquisition whereby it issued 1,862,354 Great Basin common shares as consideration for the purchase price of Puma. The shares were valued at the closing price of $3.57 on July 31, 2008 for a total value of $6,648,604 (refer note 16(d)).

23.	Additional cash flow information

Supplementary information:

	December 31	December 31
	2008	2007

Interest paid	$53,418	$-
Taxation paid	$-	$-

Non-cash financing and investing activities:

Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$2,076,452	$2,005,064
Fair value of warrants issued with Senior secured notes	$6,616,856	$-
Fair value of warrants issued with short form prospectus offering	$-	$16,210,226
Warrants issued pursuant BEE Transaction	$-	$1,178,815
Common shares issued for property settlement	$29,648,274	$19,666,931
Increase in mineral property for future income taxes	$13,235,669	$19,968,802

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

24.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	December 31	December 31
	2008	2007
Canada
Assets other than mineral property interests	$22,610,226	$56,796,521
Mineral property interests	1	1
Tanzania
Assets other than mineral property interests	1,551,261	-
Mineral property interests	36,466,782	-
United States
Assets other than mineral property interests	27,542,387	5,890,010
Mineral property interests	92,505,493	95,156,279
South Africa
Assets other than mineral property interests	53,637,952	48,212,597
Mineral property interests	130,886,380	123,257,650
Balance, December 31	$365,200,482	$329,313,058

Revenue	December 31	December 31
	2008	2007
United States
Ore sales	$24,716,323	$-

During 2008 the Company generated gross revenue of $24,716,323 (US$23,162,143) from its Hollister operation. The ore was sold to Newmont Mining Corporation under the terms of various toll milling agreements.

25.	Contingencies and commitments

(a) Guarantee

The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone borrowed $29 million (R200million) from Investec to settle a portion of the purchase consideration of $38 million (ZAR 260 million) for the 812 Southgold shares. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11.6 million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

25.	Contingencies and commitments (continued)

(b) Restricted cash

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account.

The Company, through its subsidiary Southgold, advanced $3.3 million (ZAR25 million) on October 10, 2008 and $0.8 million (ZAR6 million) on October 21, 2008 on Tranter Burnstone’s behalf to Investec Limited (“Investec”) to fund the short fall in a margin call account relating to a 2007 loan agreement between Tranter Burnstone and Investec. The funds deposited in this account accrue interest at an average rate of 11% per annum.

Tranter Burnstone defaulted on depositing the remaining cash requirement to the margin account, and the Company has been advised that Investec served Tranter with a notice of default in December 2008. The refund of the Company’s cash deposited into the margin account is currently under discussion with Investec. The release of the funds deposited by the Company is contingent upon the share price of the Company exceeding the stated trigger price (ZAR15.98 per share for 10 days trading) and the approval for the full re-instatement of the facilities by the Investec Credit Committee, and accordingly, the amount recoverable from this deposit may change by a material amount when this contingency is resolved.

26.	Subsequent events

Subsequent to December 31, 2008

(a) Stock options granted

Directors, employees and certain consultants were allowed to cancel certain unexercised employee and non-employee stock options and receive new options equal to 50% of the cancelled options at an exercise price of $1.25 and vesting period of 24 months. The allocation of these options was concluded on January 12, 2009.

The Company also granted new options in terms of its share option plan during February 2009.

Subsequent to the above cancellation, replacement and issuance of stock options the Company had 16,469,632 options outstanding at an average exercise price of $1.66 and 2,057,669 options that are exercisable at an average price of $2.24.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

26.	Subsequent events (continued)

	(b)	Capital raising

		(i)	Equity line

In December 2008, the Company entered into an equity line agreement with an affiliate of Investec. The agreement provided that the Company could sell to Investec over the term of the agreement up to $4 million of common shares in tranches at a price which was to be calculated as 95% of prevailing market with a floor price of $1.12 per common share. The agreement terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38.

		(ii)	Public offering

The Company completed a public offering on March 13, 2009 whereby it issued 100,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”). Each Unit consists of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin. Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

The Company has granted to the Underwriters an over-allotment option to acquire additional Common Shares in an aggregate amount of up to 15% of the aggregate number of Common Shares sold pursuant to the Offering. This Over-Allotment Option, if exercised, would result in total gross proceeds from the offering of up to $149,500,000.

	(c)	Senior Secured Notes

The Equity offering that closed on March 13, 2009 triggered the anti-dilution protection on the warrants issued in respect of the Senior Secured Notes. The exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased to 26,994,240 common shares (including agent’s warrants) (refer note 22(c)(iv)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles

Great Basin Gold Ltd. (the “Company”) prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Had the Company applied US GAAP, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

	As at	As at
	December 31	December 31
Consolidated Balance Sheets	2008	2007

Total assets under Canadian GAAP	$365,200,482	$329,313,058
Adjustments under US GAAP
Investments (note 27(b)(i))	–	–
Total assets under US GAAP	$365,200,482	$329,313,058

Total liabilities under Canadian GAAP	$107,992,527	$41,521,472
Adjustments under US GAAP
Recognize warrants issued for property as liability (note 7(b)(ii))	–	545,893
Recognize warrants issued for BEE as liability (note 27(b)(iii))	1,178,815	1,178,815
Mark-to-market adjustment on warrants (note 27(b)(iii))	–	382,895
Mark-to-market adjustment on warrants – BEE (note 27(b)(iii))	(235,638)	(179,540)
Total liabilities under US GAAP	$108,935,704	$43,449,535

Share capital, warrants, contributed surplus and
accumulated other comprehensive income
under Canadian GAAP	$474,475,066	$420,186,619
Adjustments under US GAAP:
Stock-based compensation (note 27(a))	2,658,000	2,658,000
Warrants exercised in prior periods	(3,695,159)	(3,695,159)
Recognize warrants issued for property as liability (note 27(b)(ii))	–	(545,893)
Recognize warrants issued for BEE as liability (note 27(b)(iii))	(1,178,815)	(1,178,815)
Share capital and contributed surplus under US GAAP	$472,259,092	$417,424,752

Consolidated Statements of Operations

Deficit under Canadian GAAP	$(217,267,111)	$(132,395,033)
Reverse translation adjustment on adoption of Financial instruments
(note 27(b)(i))	–	64,811
Adjustments under US GAAP:
Stock-based compensation (note 27(a))	(2,658,000)	(2,658,000)
Investments (note 27(b)(i))	–	–
Mark-to-market adjustment on warrants (note 27(b))	–	(447,706)
Mark-to-market adjustment on warrants exercised in prior periods	3,695,159	3,695,159
Mark-to-market adjustment on warrants – BEE (note 27(b)(iii))	235,638	179,540
Deficit under US GAAP	$(215,994,314)	$(131,561,229)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	As at	As at
Consolidated Statements of Operations	December 31	December 31
	2008	2007

Loss for the year under Canadian GAAP	$(84,872,078)	$(51,167,666)
Mark-to-market adjustment on warrants (note 27(b))	438,993	(342,166)
Loss for the year, US GAAP	$(84,433,085)	$(51,509,832)
Other comprehensive (loss) income under Canadian GAAP	(389,869)	538,061
Comprehensive loss	$(84,822,954)	$(50,971,771)

Basic and diluted loss per share for the year under US GAAP
(note 4(j))	$(0.40)	$(0.31)

There are no differences between Canadian GAAP and US GAAP in the calculation of basic and diluted loss per share for the years ended December 31, 2008 and 2007.

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2008 and 2007.

(a)        Stock based compensation

In the year ended December 31, 2003 the Company adopted the fair value based method of accounting for employee stock-based compensation as prescribed by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company adopted the fair value method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, and amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), “"Share-Based Payment” (“SFAS 123(R)”, which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. As the Company currently uses the fair value method to account for all stock option grants this statement did not have any material impact on the financial statements when it was adopted on January 1, 2006.

Prior to 2003 under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and other Interpretations. No compensation expense was recognized under APB 25 because the exercise price of the Company’s employee stock options equalled the market price of the underlying stock on the date of the grant.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	(a)	Stock based compensation (continued)

For the years ended December 31, 2008, 2007 and 2006, there were no differences in stock-based compensation expense in respect of employee and non-employee share options which would be required to be charged to operations under both Canadian and US GAAP.

As SFAS 123 was adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption. In terms of this Statement the cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. Under Canadian GAAP no provision was made for the recognition of the cumulative effect upon adoption of CICA 3870.

	(b)	Fair value of financial instruments (i) Available-for-sale securities

US GAAP requires investments classified as available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Unrealized gains and losses are recorded in a separate component of shareholders' equity with the year-over-year change, net of the related tax effect, recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

As at December 31, 2006, the fair value of the Company’s available-for-sale securities increased by $64,811, which resulted in an adjustment to recognize the unrealized holding gain of the same amount in other comprehensive income.

Effective January 1, 2007, the Company adopted Financial Instruments – Recognition and Measurement (Section 3855) the new accounting standard issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.

This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or comprehensive income, depending on the classification of the related instruments.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	(b)	Fair value of financial instruments (continued)

		(i)	Available-for-sale securities (continued)

As required by the transitional provisions of these new standards, these standards have been adopted on a prospective basis with no restatement to prior period financial statements. All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. The adjustment to opening accumulated other comprehensive income was $64,811.

Under US GAAP, warrants issued by the Company that are denominated in currencies other than Canadian dollars would be accounted for as a derivative liability pursuant to SFAS 133.

		(ii)	Warrants issued – 2006

During 2006, the Company issued 2,000,000 of such warrants and assigned the issued warrants a value of $1,093,000. At December 31, 2006, the fair value of these warrants was estimated at $1,019,000 resulting in a mark-to-market gain of $74,000 that would have been recorded under US GAAP. During the 2007 year 1,001,110 of the warrants were exercised.

The fair value of the remaining warrants was estimated at $928,788 at December 31, 2007 resulting in a mark-to-market loss of $382,895 that would have been recognized under US GAAP. The remainder of these warrants were exercised during the year ending December 31, 2008.

Under Canadian GAAP the fair value of the warrants were recognized under equity in 2006. During 2007 1,001,110 warrants were exercised and $547,107 fair value was re- allocated to contributed surplus. The remaining 998,890 warrants were exercised during 2008 and fair value of $545,893 was re-allocated to contributed surplus.

		(iii)	Warrants issued – 2007

During 2007, the Company issued 1,684,312 of such warrants upon the conclusion of the BEE transaction and assigned the issued warrants a value of $1,178,815. At December 31, 2007, the fair value of these warrants was estimated at $999,275 resulting in a mark- to-market adjustment of $179,540 recognized under US GAAP. At December 31, 2008 the fair value of these warrants was estimated at $943,177 resulting in a mark-to-market adjustment of $438,993 recognised under US GAAP. Under Canadian GAAP the warrants were recognized at fair value with no fair value adjustment required on December 31, 2008.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	(c)	Other

(i) Amounts receivable

The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts receivable:

	December 31	December 31
	2008	2007
General and value added sales taxes	$1,415,918	$604,109
Trade debtors	1,812,550	-
Other receivables	189,226	1,894,669
Deposit	1,523,256	1,239,125
Total	$4,940,950	$3,737,903

(ii)       Amounts payable and accrued liabilities

The following additional information would be presented if these consolidated financial statements were presented in accordance with US GAAP with respect to amounts payable and accrued liabilities:

	December 31	December 31
	2008	2007
Accounts payable	$12,250,484	$1,395,828
Accrued liabilities
Burnstone	7,099,680	740,686
Hollister	4,277,431	470,958
Other	784,221	3,095,774
Annual bonuses	1,864,746	396,000
Total	$26,276,562	$6,099,246

(iii)      Rusaf equity accounting

Under Canadian GAAP the investment in Rusaf Gold Ltd was equity accounted for from July 20, 2007 when the Company obtained significant influence (note 15). Under US GAAP the acquisition is classified as a stepped acquisition. The Company is required to apply the equity method from the day of the first investment, that being June 28, 2007.

Due to the short time frame between the first and second tranche and a review of the monthly expenses for Rusaf, it was concluded that the impact of the movement in the equity reserves for Rusaf during the period on the consolidated accounts of the Company would be immaterial and therefore no adjustment was made under US GAAP.

(d)	FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)

In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(d) FASB Interpretation No. 48 – Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48) (continued)

FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007, which did not have a material impact on the consolidated financial position or results of operations, and reported no unrecognized tax benefits for the year ending December 31, 2007. For December 31, 2008, there were no increases or decreases in unrecognized tax benefits as a result of tax positions taken in a prior year.

There were also no increases or decreases in unrecognized tax benefits from tax positions taken in the current year. As a result, there are no unrecognized tax benefits at December 31, 2008. As there were no unrecognized tax benefits at December 31, 2008, there are also no unrecognized tax benefits that could affect the effective tax rate if recognized.

There were no interest and penalties recognized on the statement of operations or the statement of financial position. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in operating expenses.

The Company is subject to taxes in Canada, United States, South Africa, Tanzania and Russia. The following tax years remain subject to examination as of December 31, 2008 by major tax jurisdiction:

Canada	2001 to present
United Sates	1998 to present
South Africa	2002 to present
Tanzania	1996 to present
Russia	2006 to present

(e)        Additional disclosures

The Company meets the definition of a development stage enterprise under SFAS 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”) and under AcG “Enterprises in the development stage” in Canadian GAAP. Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with SFAS 7.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(e) Additional disclosures (continued)

Under SFAS 7, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities.

Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to December 31, 2008 are presented as follow:

Period from January
Consolidated statements of operations and deficit	1, 1998 to December
(Unaudited)	31, 2008
Mineral property exploration and reclamation	$(179,838,946)
General and administration, salaries, professional fees, and other	(69,729,679)
Other income	44,694,065
Net loss for the period from January 1, 1998 to December 31, 2007, being the deficit
accumulated during the exploration stage	(204,874,560)
Opening deficit accumulated during the development stage, January 1, 1998	(11,119,754)
Ending deficit accumulated during the development stage, December 31, 2008	$(215,994,314)

Consolidated statements of cash flows	Period from January
1, 1998 to December
(Unaudited)	31, 2008
Operating activities	$(188,421,690)
Investing activities	(139,118,484)
Financing activities	356,632,936
Increase in cash and cash equivalents	29,092,762
Cash and cash equivalents – January 1, 1998	1,922,206
Acquired through business acquisitions	4,512,119
Foreign exchange	(1,977,969)
Cash and cash equivalents – December 31, 2008	$33,549,118

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(e) Additional disclosures (continued) Consolidated statements of change in equity (Unaudited)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, January 1, 1998		14,161,171	22,790,760	–	–	(11,119,754)	–	11,671,006

Escrow shares	0.01	750,000	7,500	–	–	–	–	7,500
Exercise of options	1.28	41,875	53,600	–	–	–	–	53,600
Private placement	2.00	1,704,600	2,983,088	–	–	–	–	2,983,088
For mineral property interests	1.43	162,500	232,624	–	–	–	–	232,624
Loan guarantee	2.05	98,125	201,156	–	–	–	–	201,156
Loss for the year	-	–	–	–	–	(6,819,118)	–	(6,819,118)
Stock based compensation	-	–	–	–	372,000	–	–	372,000

Balance, December 31, 1998		16,918,271	26,268,728	–	372,000	(17,938,872)	–	8,701,856

Exercise of warrants	1.16	1,834,600	2,126,428	–	–	–	–	2,126,428
Exercise of options	1.17	1,276,800	1,488,069	–	–	–	–	1,488,069
Private placement	1.30	4,864,335	6,011,841	–	–	–	–	6,011,841
For donations	2.50	4,000	10,000	–	–	–	–	10,000
For mineral property interests	1.28	2,825,000	3,606,250	–	–	–	–	3,606,250
Loss for the year	-	–	–	–	–	(6,313,029)	–	(6,313,029)
Stock based compensation	-	–	–	–	1,385,000	–	–	1,385,000

Balance, December 31, 1999		27,723,006	39,511,316	–	1,757,000	(24,251,901)	–	17,016,415

Exercise of warrants	1.31	5,312,331	6,983,902	–	–	–	–	6,983,902
Exercise of options	1.30	146,800	190,297	–	–	–	–	190,297
Private placement	2.00	5,000,000	9,299,145	–	–	–	–	9,299,145
Loss for the year	-	–	–	–	–	(11,346,645)	–	(11,346,645)
Stock based compensation	-	–	–	–	41,000	–	–	41,000

Balance, December 31, 2000		38,182,137	55,984,660	–	1,798,000	(35,598,546)	–	22,184,114

Share issuance costs	-	–	(31,245)	–	–	–	–	(31,245)
Loss for the year	-	–	–	–	–	(9,924,906)	–	(9,924,906)
Stock based compensation	-	–	–	–	860,000	–	–	860,000

Balance, December 31, 2001		38,182,137	55,953,415	–	2,658,000	(45,523,452)	–	13,087,963

Exercise of warrants	1.00	2,257,000	2,257,000	–	–	–	–	2,257,000
Exercise of options	0.96	679,900	656,018	–	–	–	–	656,018
Private placement	1.50	5,742,327	7,891,385	–	–	–	–	7,891,385
Warrants issued for mineral property	-	–	–	295,000	–	–	–	295,000
Stock based compensation	-	–	–	–	374,627	–	–	374,627
Loss for the year	-	–	–	–	–	(4,792,089)	–	(4,792,089)

Balance, December 31, 2002		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	–	19,769,904

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(e) Additional disclosures (continued)

Consolidated statements of change in equity (Unaudited) (continued)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2002 (brought
forward)		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	–	19,769,904

Exercise of warrants	1.51	6,541,943	7,683,994	–	–	–	–	7,683,994
Exercise of options	1.43	3,636,600	5,204,175	–	–	–	–	5,204,175
Private placement	1.80	5,600,000	9,416,731	–	–	–	–	9,416,731
Shares issued for mineral property	1.38	10,000,000	13,800,000	–	–	–	–	13,800,000
Fair value of stock options exercised	-	–	430,000	–	(430,000)	–	–	–
Loss for the year	-	–	–	–	–	(13,043,469)	–	(13,043,469)
Stock based compensation	-	–	–	–	2,131,739	–	–	2,131,739
Exercise of warrants - fair value	-	–	7,019,962	–	–	–	–	7,019,962

Balance, December 31, 2003		72,639,907	110,312,680	295,000	4,734,366	(63,359,010)	–	51,983,036

Exercise of warrants	1.81	2,137,772	3,785,490	–	–	–	–	3,785,490
Exercise of options	1.16	835,700	969,580	–	–	–	–	969,580
Shares issued for mineral property	2.98	11,000,000	32,780,000	–	–	–	–	32,780,000
Fair value of stock options exercised	-	–	239,915	–	(239,915)	–	–	–
Loss for the year	-	–	–	–	–	(3,695,616)	–	(3,695,616)
Warrants expired unexercised	-	–	–	(221,250)	221,250	–	–	–
Exercise of warrants - fair value	-	–	73,750	(73,750)	–	–	–	–
Stock based compensation	-	–	–	–	2,473,354	–	–	2,473,354

Balance, December 31, 2004		86,613,379	148,161,415	–	7,189,055	(67,054,626)	–	88,295,844

Exercise of warrrants	0.91	5,500,000	5,018,062	–	–	–	–	5,018,062
Exercise of options	0.96	1,572,000	1,509,120	–	–	–	–	1,509,120
Exercise of warrants - fair value	-	–	2,844,879	–	–	–	–	2,844,879
Stock base compensation	-	–	–	–	476,156	–	–	476,156
Loss for the year	-	–	–	–	–	(1,518,771)	–	(1,518,771)

Balance, December 31, 2005		93,685,379	157,533,476	–	7,665,211	(68,573,397)	–	96,625,290

Exercise of options	1.49	1,193,000	1,782,510	–	–	–	–	1,782,510

Shares issued for cash net of issue costs	2.25	11,200,000	23,058,915	–	–	–	–	23,058,915
Private placement net of issue costs	2.25	3,333,334	7,033,683	–	–	–	–	7,033,683
Shares issued for mineral property	1.90	4,000,000	7,600,000	–	–	–	–	7,600,000
Fair value of stock options exercised	-	–	753,849	–	(753,849)	–	–	–
Compensation warrants	-	–	–	159,000	–	–	–	159,000
Stock based compensation	-	–	–	–	3,610,110	–	–	3,610,110
Loss for the year	-	–	–	–	–	(11,478,000)	–	(11,478,000)

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(e) Additional disclosures (continued)

Consolidated statements of change in equity (Unaudited) (continued)

	Common Shares
							Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2006 (brought
forward)		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

Adoption of accounting policy	-	–	–	–	–	–	64,811	64,811
Exercise of options	1.69	3,015,830	5,111,184	–	–	–	–	5,111,184

Shares issued for cash net of issue costs	2.11	57,500,000	121,427,869	–	–	–	–	121,427,869
Shares issued for Hecla Ventures Corp.	2.48	7,930,214	19,666,931	–	–	–	–	19,666,931

Shares issued for Tranter Burnstone Pty Ltd	1.82	19,938,650	36,323,195	–	–	–	–	36,323,195
Share purchase warrants exercised	2.16	1,599,495	3,459,187	–	–	–	–	3,459,187
Fair value of stock options exercised	-	–	2,005,064	–	(2,005,064)	–	–	–
Compensation warrants exercised	-	–	141,582	(141,582)	–	–	–	–
Compensation warrants expired	-	–	–	(17,418)	17,418	–	–	–
Fair value of warrants exercised	-	–	547,107	–	–	–	–	547,107

Warrants issued persuant to share issuance	-	–	–	16,210,226	–	–	–	16,210,226
Stock based compensation	-	–	–	–	5,633,276	–	–	5,633,276
Loss for the year	-	–	–	–	–	(51,509,832)	–	(51,509,832)

Fair value adjustment - financial instruments	-	–	–	–	–	–	538,061	538,061
Mark-to-market fair value adjustment	-	–	–	–	–	–		–

Balance, December 31, 2007		203,395,902	386,444,552	16,210,226	14,167,102	(131,561,229)	602,872	285,863,523

Fair value of options exercised		-	2,076,452	-	(2,076,452)	-	-	-
Fair value of warrants exercised		-	545,894		-	-	-	545,894
Share purchase options exercised	2.07	2,250,386	4,655,242	-	-	-	-	4,655,242
Shares issued to CW Properties LLC,
February 2008	2.97	10,000	29,700	-	-	-	-	29,700
Shares issued for Rusaf Gold Limited, April
2008	3.45	6,613,636	22,787,802	-	-	-	-	22,787,802
Shares issued for Rusaf Gold Limited, July
2008	3.49	22,041	76,923	-	-	-	-	76,923
Shares issued for Puma Gold (Pty) Ltd, July
2008	3.57	1,862,354	6,648,604	-	-	-	-	6,648,604
Rusaf share purchase warrants exercised,
October 2008	1.38	13,333	18,409					18,409
Share purchase warrants exercised	1.68	998,890	1,677,909	-	-	-	-	1,677,909
Warrants issued persuant to Senior Secured
Notes				6,616,856	-	-	-	6,616,856
Stock based compensation		-	-	-	10,411,804	-	-	10,411,804
Options and warrants issued on acquisition of
Rusaf Gold Limited		-	-	-	1,755,067	-	-	1,755,067
Loss for the period		-	-	-		(84,433,085)	-	(84,433,085)
Unrealized (loss) gain on available-for-sale
financial instruments		-	-	-	-	-	(2,701,256)	(2,701,256)
Accumulated unrealized loss on foreign
exchange translation of self-sustaining foreign
operations		-	-	-	-	-	2,311,387	2,311,387

Balance, December 31, 2008		215,166,542	424,961,487	22,827,082	24,257,521	(215,994,314)	213,003	256,264,779

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2008 and 2007
(Expressed in Canadian Dollars unless otherwise stated)

27.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	(f)	New US GAAP pronouncements issued but not yet adopted

		(i)	Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Revised 2007 Business Combinations

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Revised 2007 Business Combinations. This Statement replaces FASB Statement No. 141, Business Combinations (“SFAS141(R)”). SFAS141(R) improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquire; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of SFAS141(R) cannot be determined until such time as the Company completes a business combination.

		(ii)	Statement of Financial Accounting Standards (“SFAS”) No. 161 Disclosures about derivative instruments and hedging activities

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 161 Disclosures about derivative instruments and hedging activities (“SFAS 161”). FAS 161 revise disclosure requirements for derivative instruments and hedging activities and are effective for financial statements issued for years beginning after November 15, 2008 and interim periods within those years. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.

		(iii)	Staff position (“FSP”) No. 133-1 and FIN45-4

The FASB issued Staff position (“FSP”) No. 133-1 and FIN45-4 on Disclosures about credit derivatives and certain guarantees and clarification of the effective date of FAS 161. It amends FAS 133, Accounting for Derivative Instruments and Hedging Activities to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. Amends FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. It also clarifies the effective date of FAS 161, Disclosures about Derivative Instruments and Hedging Activities. The Company is currently evaluating the impact of the adoption of this Standard on the Company’s results of operations and financial position.